                                                                Exhibit 7.2


G. Christopher Meyer, Esq. (Ohio Bar #0016268)
Mark A. Nadeau, Esq. (#011280)
Rawle Andrews, Jr., Esq. (D.C. Bar #436283)
Squire, Sanders & Dempsey L.L.P.
40 North Central, Suite 2700
Phoenix, Arizona  85004
(602) 528-4000

Attorneys for Debtors


                         UNITED STATES BANKRUPTCY COURT

                               DISTRICT OF ARIZONA



In re:                                        )  In Proceedings Under Chapter 11
                                              )
UNITECH INDUSTRIES, INC., and related         )  Case No. 96-818-PHX-RGM
proceedings,                                  )  (Joint Administration Only)
                                              )
Debtors.                                      )  AMENDED DISCLOSURE
                                              )  STATEMENT IN CONNECTION WITH
APPLICABLE DEBTOR(S)     (Check)              )  SOLICITATION OF BALLOTS FOR
                                              )  DEBTORS' AMENDED JOINT PLAN
UNITECH ACQUISITION CORP.    /X/              )  OF REORGANIZATION UNDER
(Case No. 96-819-PHX-RGM)                     )  CHAPTER 11 OF THE BANKRUPTCY
                                              )  CODE
UNITECH INDUSTRIES, INC.     /X/              )
(Case No. 96-818-PHX-RGM)                     )
                                              )

DATED:   November 11, 1996

                                TABLE OF CONTENTS
                                                                            Page

A.  INTRODUCTION............................................................  1
         1.    Purpose of Disclosure Statement..............................  1
         2.    Ballots and Financial Information............................  1

B.  SUMMARY OF DISCLOSURE STATEMENT AND PLAN................................  2
         1.    Background and Purpose of the Plan...........................  2
         2.    Overview of the Plan.........................................  3
               a.     Classification of Creditors and Interests.............  3
               b.     Voting Procedures and Requirements....................  4
               c.     Elements of the Plan..................................  5
               d.     Treatment Under the Plan..............................  6
         3.    Creditor Recoveries Under Alternatives to the Plan...........  7
         4.    Risks Regarding Confirmation.................................  7

C.  VOTING PROCEDURES AND REQUIREMENTS......................................  8
         1.    Eligibility to Vote..........................................  8
         2.    Voting Instructions..........................................  8

D.  BACKGROUND REGARDING THE DEBTORS........................................  9
         1.    General Background Information...............................  9
         2.    Current Operating Locations.................................. 11
         3.    Adverse Financial Disclosures................................ 11
         4.    Securities Class Actions..................................... 12
         5.    Initial Steps by New Management.............................. 13

E.  SIGNIFICANT EVENTS DURING THE REORGANIZATION CASE....................... 13
         1.    Official Unsecured Creditors' Committee...................... 14
         2.    Authorization to Use Cash Collateral......................... 14
         3.    Debtors' Post-Petition Operations............................ 15
         4.    Sale of Proposed Headquarters Facility....................... 15
         5.    The Investor Proposal........................................ 16

F.  THE PLAN................................................................ 18
         1.    Overview of Chapter 11 Reorganization........................ 18
         2.    Treatment of Administrative Expenses and Unsecured Tax Claims 19
               a.     Administrative Expenses............................... 19
               b.     Unsecured Tax Claims.................................. 19
         3.    Classification and Treatment of Classes Under the Plan....... 19
               a.     Class 1A -- Merrill Lynch Claims...................... 21
               b.     Class 1B -- Imperial Bank Claims...................... 21
               c.     Class 1C -- Other Secured Claims...................... 21

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               d.     Class 2A -- Convenience Claims........................ 22
               e.     Class 2B -- Intercompany Claims....................... 23
               f.     Class 2C -- General Unsecured Claims.................. 23
               g.     Class 3A -- Common Stock Interests.................... 24
               h.     Class 3B -- Options and Warrants...................... 24
               i.     Class 3C -- Securities Claims......................... 25
         4.    Allowance of Claims and Interests............................ 25
               a.     Scheduled Claims...................................... 25
               b.     Proofs of Claim....................................... 25
               c.     Objections to Claims.................................. 26
               d.     Issuance of New Common Stock.......................... 26
               e.     Estimated Professional Fees........................... 26
         5.    Other Plan Provisions........................................ 27
               a.     Amendments to Certificate of Incorporation............ 27
               b.     Retention of Jurisdiction by the Bankruptcy Court..... 28
               c.     Executory Contracts and Unexpired Leases.............. 28
               d.     Reserved Causes of Action............................. 28
               e.     Means for Execution of the Plan....................... 30
               f.     Subsequent Plan Distributions to Holders of
                        Unsecured Claims.................................... 30
               g.     Discharge............................................. 30
               h.     Binding Effect of the Plan............................ 30
               i.     Modification of the Plan.............................. 31
               j.     Implementation of the Plan............................ 31
               k.     Exit Financing Alternatives........................... 31

G.  CONFIRMATION OF THE PLAN................................................ 31
         1.    Requirements for Plan Confirmation........................... 31
         2.    Confirmation of the Plan Without Acceptance by All
                 Voting Classes............................................. 32

H.  ALTERNATIVES TO THE PLAN................................................ 34
         1.    Liquidation under Chapter 7.................................. 34
         2.    Alternative Plans............................................ 34

I.  DESCRIPTION OF NEW COMMON STOCK......................................... 35

J.  DESCRIPTION OF NEW PREFERRED STOCK...................................... 35

K.  CERTAIN FEDERAL TAX CONSEQUENCES........................................ 38
         1.    Creation of and Transfer to New Unitech...................... 38
         2.    Consequences To Holders of Certain Claims.................... 39
               a.  Importance of Whether Certain Debt Instruments
                   Constitute "Securities".................................. 39
               b.  Holders of Class 1A - Merrill Lynch Claims............... 39
               c.  Holders of Class 1B - Imperial Bank Claims............... 40
               d.  Holders of Class 2A - Convenience Claims................. 43
               e.  Holders of Class 2C - Unsecured Claims................... 43

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



               f.  Holders of Class 3A - Common Stock....................... 45
               g.  Reserve Fund for Subsequently Allowed Claims or
                   Interests................................................ 45
               h.  Character of Gain, Basis, and Holding Period............. 45
               i.  Treatment of Accrued But Unpaid Interest................. 46
               j.  Original Issue Discount.................................. 46
               k.  Backup Withholding....................................... 46
         3.    Consequences to the Debtors.................................. 47
               a.  Reductions of the Debtors' Indebtedness.................. 47
               b.  Limitation on Use of NOLs................................ 48

L.  CERTAIN SECURITIES LAW MATTERS.......................................... 49

M.  FEES AND EXPENSES RELATING TO THE PLAN.................................. 50

N.  STOCK PURCHASE AGREEMENT................................................ 50

O.  MANAGEMENT OF REORGANIZED DEBTOR........................................ 51

P.  CURRENT AND PROJECTED FINANCIAL INFORMATION............................. 53

Q.  CONCLUSION.............................................................. 61



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



                                                 LIST OF EXHIBITS

EXHIBIT 1 - PLAN OF REORGANIZATION

         EXHIBIT A TO PLAN - DEFINITIONS

         EXHIBIT B TO PLAN - TERMS OF  MERRILL SECURED NOTES

         EXHIBIT C TO PLAN - TERMS OF  IMPERIAL SECURED NOTES

         EXHIBIT D TO PLAN - STOCK PURCHASE AGREEMENT

         EXHIBIT E TO PLAN - AMENDED CERTIFICATES OF INCORPORATION

EXHIBIT 2 - CURRENT AND PROJECTED FINANCIAL INFORMATION

EXHIBIT 3 - LIQUIDATION ANALYSIS

EXHIBIT 4 - COMPARISON OF ESTIMATED DISTRIBUTIONS

                                 A. INTRODUCTION

1.       PURPOSE OF DISCLOSURE STATEMENT

                  Unitech Industries, Inc. ("Unitech") and Unitech Acquisition Corp., ("Solidex" and, collectively with Unitech, the "Debtors") have prepared this Amended Disclosure Statement (the "Disclosure Statement") in connection with the solicitation of acceptances of their proposed Amended Joint Plan of Reorganization which is attached as Exhibit 1 to this Disclosure Statement (the "Plan"). The purpose of this Disclosure Statement is to give holders of Claims and Interests sufficient information to permit them to cast an informed vote to accept or reject the Plan. Capitalized terms used and not defined in this Disclosure Statement have the meanings specified in the Plan.

                  On [ ], 1996, the Bankruptcy Court approved this Disclosure Statement for use by Debtors in connection with their solicitation of acceptances of the Plan. No statements or information from any source concerning the Debtors or the Plan are authorized, other than as set forth in this Disclosure Statement.

2.       BALLOTS AND FINANCIAL INFORMATION

                  A FORM OF BALLOT (THE "BALLOT") APPROPRIATE TO THE CLAIM HELD, CONTAINING DETAILED INSTRUCTIONS REGARDING VOTING PROCEDURES, IS PROVIDED WITH THIS DISCLOSURE STATEMENT. SUCH BALLOT AND ACCOMPANYING INSTRUCTIONS SHOULD BE REVIEWED CAREFULLY.

                  If Claims are held in more than one class and votes will be cast in more than one class, separate Ballots must be submitted for each class of Claims. Ballots must be received by 5:00 p.m., Mountain Time, on [ ], 1996. For detailed voting instructions, as well as the name(s) and address(es) of the person(s) who may be contacted with questions regarding voting procedures, see Section C. "Voting Procedures and Requirements."

                  DEBTORS BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTEREST OF CREDITORS AND SHAREHOLDERS AND THE DEBTORS THEREFORE RECOMMEND THAT CREDITORS AND SHAREHOLDERS VOTE TO ACCEPT THE PLAN.

                  THE DEBTORS HAVE SOUGHT TO ASSURE THAT INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS COMPLETE AND ACCURATE IN ALL MATERIAL RESPECTS. HOWEVER, NEITHER THE FINANCIAL INFORMATION CONCERNING THE DEBTORS CONTAINED HEREIN NOR THE PROJECTIONS CONCERNING FUTURE OPERATIONS OF THE REORGANIZED DEBTOR HAS BEEN SUBJECT TO AN AUDIT. YOU ARE URGED TO CAREFULLY READ THIS DISCLOSURE STATEMENT AND ALL ACCOMPANYING EXHIBITS IN ORDER TO FORMULATE AN INFORMED OPINION AS TO THE MANNER IN

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



WHICH THE PLAN AFFECTS ALL CLAIMS AGAINST, OR INTEREST IN, THE DEBTORS AND TO DETERMINE WHETHER TO ACCEPT THE PLAN.


                   B. SUMMARY OF DISCLOSURE STATEMENT AND PLAN


                  The following is a summary of certain information contained elsewhere in this Disclosure Statement. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Disclosure Statement, which should be read fully and carefully. Capitalized terms used in the following summary and not defined have the meanings specified elsewhere in this Disclosure Statement.

1.       BACKGROUND AND PURPOSE OF THE PLAN

                  Since the commencement of these Chapter 11 cases on January 25, 1996, (the "Petition Date") the Debtors have operated as debtors in possession under Chapter 11 of the Bankruptcy Code. Such operations have included the continuation of the Debtors' pre-petition ordinary course activities. Other transactions and activities have been conducted by the Debtors only with the prior approval of the Bankruptcy Court, as required by the Bankruptcy Code.

                  At the time the Debtors commenced their Chapter 11 cases, substantial uncertainty existed with respect to the Debtors' assets and liabilities, as well as with respect to the financial results of the Debtors' pre-petition operations. The lack of adequate financial controls and systems had resulted in material inaccuracies in the Debtors' financial books and records. For further detail, See Section D.3., "Adverse Financial Disclosures."

                  During December 1995, following the discovery of the inaccuracies in the Debtors' books and records, Mr. Gerald C. Bellis was employed as the President and Chief Executive Officer by the Debtors to seek to remedy the Debtors' operational and financial reporting problems. Such issues had to be addressed in order to permit a knowledgeable decision to be made regarding the Debtors' prospects for a successful reorganization. During May 1996, Debtors hired Virland A. Johnson as Chief Financial Officer and Secretary to the Debtors for purposes of, among other things, bringing order to the Debtors' financial records and management information systems.

                  Following Management's efforts during the spring of 1996 to: examine and evaluate the Debtors' assets and liabilities, reduce overhead expenditures and implement appropriate financial controls, the Debtors concluded that their businesses could be successfully reorganized and operated. Accordingly, the Debtors turned their attention toward the development of a plan of reorganization to provide for distributions to the various groups of claims and interests and for the recapitalization of the Debtors on a basis appropriate to their post-bankruptcy operations.

                  The Debtors have considered several possible business transactions as a potential basis for a plan of reorganization. These have included transactions in which third parties would acquire, for cash, the assets of various portions of the Debtors' existing businesses. The most concrete of such proposals was a preliminary proposal by Cable Systems International Inc. to acquire substantially all of the Debtors' assets for a cash payment of approximately $6 million. In addition, the Debtors have reviewed and discussed the transaction proposed by Patriot Advisers, Inc. which is proposed to form the basis for the plan of reorganization to which this Disclosure Statement pertains. For further discussion, See Section E.5., "The Investor Proposal" and Section N., "Stock Purchase Agreement."

                  In deciding to pursue the proposed Patriot transaction, the Debtors' principal objective has been to maximize the values for the benefit of the creditors and equity security holders. In the Debtors' view, the principal deficiency in the asset purchase transactions proposed to date is that they failed to provide recovery for the going concern value of the Debtors' businesses. Following a disposition of the Debtors' assets, any going concern value would result in increased realization by the purchaser rather than by the Debtors' creditors and equity security holders. Only the proposed Patriot transaction permits existing constituencies to participate in a future appreciation in value.

                  As described above, the Debtors have considered various reorganization approaches, including but not limited to the possibility of a so-called "bootstrap" plan to reorganize without outside capital, the potential sale of all or part of the Debtors' business assets, and a plan incorporating new capital provided by a third party or group of third parties. The Debtors believe that implementation of the Plan as structured by the Debtors is the alternative which best accomplishes the Debtors' above-stated goals. The purpose of this Plan is to effect a financial restructuring of the Debtors by obtaining new capital, reducing and restructuring outstanding indebtedness and converting certain debt to equity so that the Debtors' restructured indebtedness can be serviced through funds generated from the Debtors' businesses.

2.       OVERVIEW OF THE PLAN

         a.       CLASSIFICATION OF CREDITORS AND INTERESTS

                  The Bankruptcy Code requires claims of creditors and equity interests to be classified into classes containing Claims and Interests that are substantially similar. The Plan provides for the following classes of Claims and
Interests:

         Class 1A -        Secured and Unsecured Claims of Merrill Lynch
                           Business Financial Services, Inc. ("Merrill Lynch") under the WCMA and Term Loan and Security Agreement and related agreements, instruments and orders, all as more fully described in the Plan (collectively and as amended from time to time, the "Merrill Loan
                           Agreement") between Merrill Lynch and the Debtors.

         Class 1B -        Secured and Unsecured Claims of Imperial Bank
                           ("Imperial Bank") under the General Security
                           Agreement, the Security and Loan Agreement and related agreements, instruments and orders, all as more fully described in the Plan (collectively and as amended from time to time, the "Imperial Loan Agreement") between Imperial Bank and the Debtors.

         Class 1C -        Secured Claims, if any, other than the Merrill Lynch
                           Claims and the Imperial Bank Claims.

         Class 2A -        Unsecured Claims (excluding Claims in Class 2B) which
                           are for $1,000 or less and of Unsecured Claims which would otherwise be Class 2C Claims but which have been reduced to $1,000 prior to the Confirmation Date by satisfactory election of the Claim holder.

         Class 2B -        Unsecured Claims of the direct or indirect
                           subsidiaries of either of the Debtors or of entities of which either of the Debtors are a direct or indirect subsidiary.

         Class 2C -        Unsecured Claims, excluding those Claims in Classes
                           1A, 1B, 2A and 2B.

         Class 3A -        Interests of existing holders of common stock of
                           Unitech.

         Class 3B -        Interests of holders of options, warrants or similar
                           rights to purchase shares of common stock of Unitech.

         Class 3C -        Claim of current or former holders of common stock of
                           Unitech for rescission or damages arising in connection with the purchase, ownership or sale of Unitech common stock.

See Section F.3. "Classification and Treatment of Classes under the Plan."

         b.       VOTING PROCEDURES AND REQUIREMENTS

                  The solicitation period for ballots with respect to the Plan will expire at 5:00 p.m., Mountain Time, on [ ], 1996, unless the Debtors extend the period during which ballots will be accepted. Except to the extent allowed by the Bankruptcy Court, ballots received after the expiration of the solicitation period will not be accepted or used by the Debtors in connection with the confirmation of the Plan or any modification of the Plan. See Section
C. "Voting Procedures and Requirements."

                  Only classes that are Impaired under the Plan are entitled to vote to accept or reject the Plan. As a general matter, a class of Claims or Interests is considered to be Impaired unless: (i) the plan of reorganization does not alter the legal, equitable and contractual rights of the holders of such Claims or Interests; or (ii) the plan provides for full cash satisfaction of such Claims or Interests. The Debtors have determined that Class 1A (Merrill Lynch Claims), Class 1B (Imperial Bank Claims), Class 2A (Convenience Claims), Class 2C (General Unsecured Claims), Class 3A (Common Stock Interests) and
Class 3C (Securities Claims) are Impaired under the Plan and entitled to vote on the Plan.

                  Class 1C (Other Secured Claims) and Class 2B (Intercompany Claims) are not Impaired since the rights of holders of Class 1C and Class 2B Claims will not be altered by the Plan. Under the Bankruptcy Code, holders of Claims in an unimpaired class are conclusively presumed to have accepted the Plan, and thus holders of Claims in Class 1C and Class 2B are not entitled to vote upon the Plan.

                  The Plan provides for no distributions to holders of Interests in Class 3B (Options and Warrants). Such holders are presumed to have voted against the Plan and will not be solicited.

                  An Impaired class of Claims or Interests will be determined to have accepted the Plan if holders of at least two-thirds in dollar amount and more than one-half in number of holders of Claims in that class voting on the Plan vote in favor of the Plan. See Section F.3. "Classification and Treatment of Classes under the Plan" and Section C. "Voting Procedures and Requirements."

         c.       ELEMENTS OF THE PLAN

                  The Plan is designed to implement the financial restructuring of the Debtors, in part, through the acquisition of an ownership interest in reorganized Unitech by a group of investors that are affiliated with certain present and former shareholders of Unitech (the "Investors"). Such acquisition would be made pursuant to the Stock Purchase Agreement which is attached as Exhibit D to the Plan (the "Stock Purchase Agreement"). The proceeds from such acquisition, together with cash presently held by the Debtors or generated from future operations, will be utilized to satisfy creditor claims in these bankruptcy cases, as more fully set forth in the Plan. For further details regarding the Investors and the Stock Purchase Agreement, See Section E.5., "The Investor Proposal" and Section N., "Stock Purchase Agreement".

                  The Plan provides for the reorganized Debtors to receive approximately $3,000,000 of new capital through the issuance of approximately 2,040,000 shares of New Common Stock. Such shares would be issued: (i) to the Investors, under the Stock Purchase Agreement; (ii) to the existing Unitech common shareholders exercising their rights under the rights offering contained in the Plan; and (iii) to the Investors, to the extent that existing shareholders do not elect to exercise their subscription rights. Following closing under the Stock Purchase Agreement and consummation of the Plan, and depending on the number of existing shareholders which elect to exercise their subscription rights, the Investors will own from approximately 26% to 51% of the outstanding New Common Stock of reorganized Unitech. See Section F.4.d., "Allowance of Claims and Interests -- Issuance of New Common Stock" and Section N., "Stock Purchase Agreement".

         d.       TREATMENT UNDER THE PLAN

                  The following summarizes the treatment under the Plan of each class of Claims and Interests.

CLASS                                                   TREATMENT
DESCRIPTION                                             UNDER THE PLAN

Class 1A -- Merrill Lynch Claims                        Distribution, on the Effective Date, of:  (i)
                                                        $2,000,000 in Cash, and (ii) the Merrill Secured
                                                        Notes, with a projected face amount of
                                                        approximately $2,500,000 and on terms and
                                                        conditions as set forth in Exhibit B to the
                                                        Plan.

Class 1B -- Imperial Bank Claims                        Distribution, on the Effective Date, of: (i)
                                                        $1,000,000 in Cash, (ii) 800,000 shares of New
                                                        Preferred Stock, and (iii) the Imperial Secured
                                                        Note, with a projected face amount of
                                                        approximately $1,518,282 and on terms and
                                                        conditions as set forth in Exhibit C to the Plan.

Class 1C -- Other Secured Claims                        The rights of holders of Other Secured Claims, if
                                                        any, will not be altered by the Plan.

Class 2A -- Convenience Claims                          Distribution, on the Distribution Date, of 75% of
                                                        Allowed Claims, in Cash.

Class 2B -- Intercompany Claims                         The rights of holders of Intercompany Claims will
                                                        not be altered by the Plan.

Class 2C -- General Unsecured Claims                    Distribution, on the Distribution Date, of: (i)
                                                        20% of Allowed Claims, in Cash up to an
                                                        aggregate maximum amount of One Million
                                                        Dollars ($1,000,000), and (ii) one share of New
                                                        Preferred Stock for each $1.50 of the remaining
                                                        balance of such Allowed Claims.

Class 3A -- Common Stock Interests                      Existing owners of Common Stock shall receive
                                                        (for each outstanding share of Common Stock
                                                        held, but subject to specific limitations on
                                                        fractional shares): (i) .4 of a share of New
                                                        Common Stock, on or after the Distribution Date;
                                                        and (ii) the right to subscribe for up to .2 of a
                                                        share of New Common Stock on the Effective
                                                        Date, for a price of $1.50 per share in Cash.

Class 3B -- Options and Warrants                        No distribution will be made under the Plan.
                                                        Unexercised options and warrants will be
                                                        canceled.

Class 3C -- Securities Claims       The Debtors' interest in applicable
                                    liability insurance policies will be
                                    assigned to the holders of such claims, as their interest may appear.

For a more detailed discussion of the classification and treatment of allowed claims and interests, see Section F.3., "Classification and Treatment of Classes under the Plan."

3.       CREDITOR RECOVERIES UNDER ALTERNATIVES TO THE PLAN

                  The Disclosure Statement contains information which compares creditor recoveries under the Plan to recoveries under a hypothetical Chapter 7 liquidation of the Debtors. For a comparison between treatment under the Plan and treatment in a hypothetical liquidation of the Debtors, See "Exhibit 3 -- Liquidation Analysis", and "Exhibit 4 -- Comparison of Estimated Distributions". The Disclosure Statement also contains information regarding the comparison between the treatment provided under the Plan and the treatment projected by the Debtors under the asset purchase proposals considered by the Debtors as an alternative to the Plan. See Section E.5., "The Investor Proposal" and Section N., "Stock Purchase Agreement."

4.       RISKS REGARDING CONFIRMATION

                  In general, in order to have the Plan confirmed, each class of Impaired Claims and Interests will be given the opportunity to vote on the Plan. In the event any Impaired class of Claims or Interests fails to accept the Plan, the Debtors may request confirmation pursuant to the "cram-down" provisions of the Bankruptcy Code, which would allow confirmation of the Plan even though some Impaired classes of Claims or Interests have not accepted the Plan. There can be no assurance that any class of creditors or interest holders will accept the Plan or that, in the absence of such acceptance, the Debtors would be able to use the cram-down provisions of the Bankruptcy Code to confirm the Plan. See Section G.2., "Confirmation of the Plan without Acceptance by All Voting Classes."

                  The Bankruptcy Code requires that a Plan must provide the same treatment for each claim or interest in a particular class, unless a holder agrees to a less favorable treatment of its particular claim or interest. The Debtors believe that they have complied with the requirements of the Bankruptcy Code by their classification and treatment of various creditors under the Plan. However, if a member of a class objects to its treatment, or if the Bankruptcy Court finds that the Plan does not comply with the requirements of the Bankruptcy Code, confirmation of the Plan could be delayed or prevented. See Section F.3., "Classification and Treatment of Classes under the Plan."

                      C. VOTING PROCEDURES AND REQUIREMENTS


1.       ELIGIBILITY TO VOTE

                  Pursuant to the provisions of the Bankruptcy Code, only classes of Claims or equity Interests which are "Impaired" are entitled to vote to accept or reject the Plan. For a complete description of the requirements for acceptance of the Plan, See Section G., "Confirmation of the Plan." Class 1A (Merrill Lynch Claims), Class 1B (Imperial Bank Claims), Class 2A (Convenience Claims), Class 2C (General Unsecured Claims) , Class 3A (Common Stock Interests) and Class 3C (Securities Claims) are Impaired, and the Debtors are seeking acceptance of the Plan by the claimants in each of such Classes. Class 1C (Other Secured Claims) and Class 2B (Intercompany Claims) are unimpaired and holders of Claims in these classes are conclusively presumed, pursuant to Section 1126(f) of the Bankruptcy Code, to have accepted the Plan. Class 3B (Option and Warrants) is deemed to have voted against the Plan and its acceptance is not solicited.

2.       VOTING INSTRUCTIONS

                  After carefully reviewing this Disclosure Statement and the Plan, each claimant holding a claim in an Impaired class should vote and return the appropriate ballot ("Ballot") in the envelope provided. Ballots should be returned in accordance with the instructions for delivery set forth in such Ballots.

                  TO BE COUNTED, YOUR BALLOTS MUST BE RECEIVED BY 5:00 P.M. MOUNTAIN TIME ON [ ], 1996, UNLESS THIS SOLICITATION IS EXTENDED BY THE DEBTORS. ANY BALLOTS RECEIVED WHICH DO NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED NOT TO CONSTITUTE A VALID BALLOT.

                  If (a) you have questions concerning the procedure for voting;
(b) you did not receive the appropriate Ballot or Ballots or received a damaged Ballot; (c) you have lost your Ballots; or (d) you have other questions concerning the Disclosure Statement or the Plan, please contact one of the following:

                           Rawle Andrews Jr., Esquire
                            Squire, Sanders & Dempsey
                             Two Renaissance Square
                             40 North Central Avenue
                                   Suite 2700
                           Phoenix, Arizona 85004-4441
                                 (602) 528-4063
                                       or

                          G. Christopher Meyer, Esquire
                            Squire, Sanders & Dempsey
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8692


                  THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES FOR CREDITORS AND SHAREHOLDERS WHICH ARE REALISTICALLY AVAILABLE IN THE IMMEDIATE FUTURE. THE DEBTORS, THEREFORE, BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF EACH AND EVERY CLASS OF CREDITORS AND SHAREHOLDERS AND THE DEBTORS THEREFORE RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.


                       D. BACKGROUND REGARDING THE DEBTORS


1.       GENERAL BACKGROUND INFORMATION

                  On November 25, 1985, Watric, Inc. ("Watric"), was formed as a California corporation. On April 9, 1987, Watric amended its Articles of Incorporation to change its corporate name, thus becoming "Unitech Industries, Inc". Since its formation, Unitech has designed, developed, manufactured, and marketed worldwide a line of wireless, cellular phone accessories and computer accessories, including battery packs, power management systems, battery chargers, power suppliers, and hands-free speaker phone kits.

                  Unitech designs and manufactures these accessories for use with high-tech consumer goods, including products manufactured by AT&T, DiamondTel, Fujitsu, JRCI, Motorola, Nokia, Panasonic, Sony, Toshiba, Uniden, and many others. Unitech markets its products as follows: (i) under private label agreements with firms that market cellular phone products under their own trade names; and (ii) under agreements with cellular phone manufacturers desirous of expanding their cellular product lines to include accessory products under their own trade names. Unitech's primary center of operation is in Maricopa County, Arizona, and its executive offices are located at 15035 North 75th Street, Scottsdale, Arizona 85260.

                  In November 1994, Unitech raised approximately $12 million in an offering of its common shares to the public. The proceeds of the offering were used by Unitech to repay certain outstanding indebtedness and to provide funds for expansion of its business through corporate acquisitions.

                  In December 1994, Unitech was approached about the possible acquisition of Solidex, Inc. and Hericson International Ltd. ("Hericson"), two affiliated companies. Solidex was a California-based distribution company and Hericson was a Hong Kong-based engineering and manufacturing company of video, cellular and computer accessories. The potential acquisition was one of a number of unsolicited contacts made to Unitech following its public offering. The Debtors believe that such companies did not have prior connections with Unitech or its management. Unitech was advised that such companies were available as a result of the death of one of the primary owners and the need to liquidate his estate for tax purposes.

                  Initial negotiations on purchase price were based on the reported sales and earnings of the two companies. Unitech also believed that other parties were pursuing acquisition of Solidex, Inc. and Hericson for amount generally in the range being negotiated. Unitech employed the firm of Coopers & Lybrand to perform diligence investigations in connection with the proposed acquisition and Unitech received the advice of Coopers & Lybrand in connection with its decision to proceed with such acquisitions.

                  On March 27, 1995, Unitech acquired Solidex, Inc. for $3,400,000 in cash. During 1995, Unitech moved the Solidex operations to the State of Arizona. Solidex's primary business is the warehouse and distribution of video, wireless communication and computer accessories. Solidex provides Unitech with a recognized brand name in the computer and video accessory market. Solidex also provides Unitech with greater access to major mass retailers and other channels of distribution.

                  On April 12, 1995, Unitech acquired Hericson for approximately $3,500,000 in cash plus 250,000 shares of common stock. The Hericson acquisition also includes two manufacturing facilities in Dongguan, China. Such facilities are owned by Hericson subsidiaries Dongguan Summitt Electronics Co. Limited ("Summitt") and Dongguan Rida Electronics Plastic Co. Ltd. ("Rida"). Although an initial failure to accomplish certain required filings in China may have raised issues regarding ownership and operation of such facilities, the Debtors believe that required filings have now been made and that any related issues have been resolved. Summitt and Rida are entities organized under the laws of the People's Republic of China.

                  Present management of the Debtors believes that the prices paid in connection with the Solidex and/or Hericson acquisitions exceeded amounts which the assets and subsequent operations of these acquired businesses have supported as reasonable value. Current management has not reached any conclusions regarding the reasons for these apparent overpayments. However, these transactions are among the issues which have been submitted for review by counsel in connection with possible pursuit of claims by the reorganized Debtors. If Debtors conclude that overpayments were the result of wrongful conduct, the Debtors will explore initiation of claims against responsible parties. For further discussion of potential claims and causes of action See Section F.5.d, "Other Plan Provisions - - Reserved Causes of Action".

2.       CURRENT OPERATING LOCATIONS

                  Unitech commenced business operations with fewer than fifteen
(15) employees working in a single location. As a result of the acquisitions described above, Unitech has become the ultimate parent corporation in a multi-tiered corporate structure. Unitech is the sole shareholder of Solidex which, in turn, owns substantially all the shares of Hericson. Hericson owns the shares of both Summitt and Rida. Considering these affiliates as a whole, Unitech is now a multi-national corporation with over 300 employees, located in the state of Arizona, Hong Kong and the People's Republic of China.

                  The Debtors' principal operating facilities are located in Phoenix Arizona and in Dongguan, China. Debtors' Phoenix facilities include leased space in Scottsdale, Arizona which serves as the Debtors' headquarters and domestic manufacturing facility, as well as leased warehouse locations also in the Phoenix area. The Debtors' facilities in the People's Republic of China consist of manufacturing facilities located in Dongguan. These facilities are utilized by the Debtors to obtain the benefit from dramatically reduced labor cost available in the Peoples Republic of China. As an example, since the Petition Date, Debtors have reduced the cost of purchasing circuit boards by over $800,000 on an annualized basis as a result of using Chinese manufacturer, rather than domestic manufacturer or third-party suppliers.

3.        ADVERSE FINANCIAL DISCLOSURES

                  Debtors' Chapter 11 filings occurred under less than favorable circumstances. An interruption of Debtors' cash flow occurred as a result of public disclosures made by Debtors during late December 1995 concerning their financial difficulties (including projections of substantial losses for the fiscal year ended October 31, 1995). The circumstances surrounding these disclosures led to the termination or resignation of substantially all of Debtors' pre-petition management team, including the Debtors' former Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Such disclosures also led to the commencement of litigation by, among others, Debtors' two primary secured creditors, (Merrill Lynch and Imperial Bank), certain shareholders and various trade creditors. Such litigation impaired Debtors ability to manage and oversee their business and financial affairs because the Courts involved entered or contemplated entering certain provisional remedies which would have forced Debtors to cease business operations as a going concern. Consequently, to stay the litigation and protect their assets, the Debtors commenced voluntary petitions under Chapter 11 of the Bankruptcy Code on January 25, 1996.

4.       SECURITIES CLASS ACTIONS

                  A second result of the Debtors' disclosure of material financial deterioration was the commencement of several securities law class actions. These actions are summarized below.

                  On or about December 21, 1995, Unitech and certain of its present and former officers and directors were named in a multi-count securities lawsuit before the United States District Court for the District of Arizona, styled Daniel B. Zonies et al. v. John F. Londelius, et al., No. CIV 95-2892-PHX-PGR (D. Ariz) ("Zonies Action"). The plaintiffs in the Zonies

Action purport to represent a class of plaintiffs that purchased Unitech common stock from February 13, 1995, through December 20, 1995. The putative Zonies class alleges that the defendants caused or permitted Unitech to issue a series of materially false and misleading public statements about Unitech's financial condition, operations, and prospects which artificially inflated the market price of Unitech's common stock, thereby causing injury to the named plaintiffs and the class. The Zonies plaintiffs allege violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, Section 20(a) of the Securities Exchange Act of 1934, A.R.S. section 44-1991, A.R.S.
section 44-1522, and negligent misrepresentation.

                  On or about January 9, 1996, a separate group of Unitech shareholders filed a multi-count federal securities action against certain of the same defendants in a case captioned James Barge et al. v. Unitech Industries, Inc., et al. , No. CIV 96-009-PHX-SMM ("Barge Action"). The plaintiffs in the Barge Action purport to represent a class of plaintiffs that purchased Unitech common stock from March 16, 1995, through December 20, 1995. According to the Barge plaintiffs, the defendants allowed Unitech to publish public statements regarding Unitech's financial condition which were false and misleading and materially influenced the market price of Unitech common stock. The Barge plaintiffs further allege that all defendants violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and that defendants Londelius and Lind violated Section 20(a) and Section 20(A)(a) of the Securities Exchange Act of 1934.

                  On or about January 16, 1996, a third group of Unitech shareholders filed a similar federal securities action, styled Norman Weiss et al. v. John Londelius et al., No. CIV 96-0132-PHX-RCB ("Weiss Action"). The Weiss Action complaint is virtually identical to the complaint filed in the Barge Action. The plaintiffs in the Weiss Action purport to represent a class of plaintiffs that purchased Unitech common stock from March 16, 1995, through December 20, 1995. According to these plaintiffs, the defendants allowed Unitech to publish public statements regarding Unitech's financial condition which were false and misleading and materially influenced the market price of Unitech common stock. The plaintiffs allege that all defendants violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and that defendants Londelius and Lind violated Section 20(a) and Section 20(A)(a) of the Securities Exchange Act of 1934.

                  By virtue of the automatic stay set forth pursuant to 11 U.S.C. Section 362 of the Bankruptcy Rule, no efforts have been made to pursue any direct recoveries against Unitech to date, No defendant has filed an answer or motion to dismiss in any of the securities fraud actions. Although the same events underlie all three actions, they have not yet been consolidated and no class certification hearings have been held or scheduled. However, on March 7, 1996, the plaintiffs in the Zonies Action filed a motion to consolidate all related actions. That motion is still pending. Debtors are informed and believe that settlement discussions are on-going between the parties.

                  In addition to the foregoing, the Debtors are advised that the U.S. Securities and Exchange Commission ("SEC") and the Arizona Corporation Commission ("ACC") have commenced inquiries into the facts and circumstances surrounding Unitech's pre-petition business and financial difficulties. To date, the Debtors have responded to such inquiries by producing certain business records to the SEC and the ACC.

5.       INITIAL STEPS BY NEW MANAGEMENT

                  Because of the financial confusion which preceded the bankruptcy filings, Debtors focused their initial energy and efforts into stabilizing their business operations, including but not limited to: (i) analyzing of all product lines and related pricing structures; (ii) obtaining necessary "first day orders" (such as wage and benefit orders, etc.); (iii) implementing the required systems to enable Debtors to more accurately track, analyze and report operational and financial results for the benefit of management and the appropriate creditor constituencies; (iv) negotiating of cash collateral and other arrangements with the Debtors' secured creditors; and (v) the implementing a comprehensive cash management system.

                  Debtors and their professionals also focused their attention on other equally urgent tasks, such as: creating and implementing a turnaround plan for the Debtors; engaging in an intensive search for a new CFO with sufficient crisis management and MIS experience to supplement and enhance the talents and expertise of the existing management team; and analyzing potential reorganization exit strategies.

              E. SIGNIFICANT EVENTS DURING THE REORGANIZATION CASE

                  Since January 25, 1996, the Debtors have conducted their business as debtors in possession under the Bankruptcy Code. Unless otherwise restricted by the Court, a debtor in possession is generally permitted to operate its business in the ordinary course, subject only to specified supervisory powers of the Court. These powers generally include consideration of transactions by the debtor in possession which are outside the ordinary course of business, approval of retention of attorneys, accountants and various other professionals, review of matters involving claims against the Debtors, and consideration of objections raised by parties in interest to operations or proposed actions by the debtor in possession.

1.       OFFICIAL UNSECURED CREDITORS' COMMITTEE

                  On or about February 28, 1996, the Court appointed a Joint Official Unsecured Creditors' Committee (the "Creditors' Committee") representing the Unsecured Creditors of the Debtors. The members of such committee are listed below:

         Century Forms, Inc.
         Attn:  Jeanie Sullivan, Controller
         P.O. Box 14130
         Palm Desert, CA 92255
         (619) 346-1179

         Elite Express, Inc.
         Attn:  Kenneth R. Wenzel, Pres.
         P.O. Box 60788
         Phoenix, AZ 85082
         (602) 232-0082

         First Electronics
         Attn:  Chong Cho, Owner/ Pres.
         1750 S. Los Feliz, Suite 105
         Tempe, AZ 85281
         (602) 966-5540

         GP Batteries (USA)
         Attn:  Rex B. Beatty, CFO
         11235 W. Bernardo Court
         San Diego, CA 92127-1638
         (619) 674-5620


         Group West International
         Attn:  Kenneth C. Kennedy, Sales
         1166 Redfern Court
         Concord, CA 94521
         (510) 672-2188

         NW Transport Service, Inc.
         Attn:  Jim Hoge, Account Mgr.
         2515 N. 31st Avenue
         Phoenix, AZ 85009
         (602) 278-1551

         TCC Industries, Inc.
         Attn:  Donald Sandler, Marketing
         Mgr.
         14047 E. 183rd Street
         Cerritos, CA 90703
         (714) 994-2882

         On or about March 27, 1996, the Bankruptcy Court approved the Creditors Committee's retention of Lewis & Roca, L.L.P. as counsel. Thereafter, on May 16, 1996, the Bankruptcy Court approved the Creditors Committee's retention of Robert Wyndelts, CPA as accountant.

2.       AUTHORIZATION TO USE CASH COLLATERAL

                  Under the Bankruptcy Code, Debtors are automatically permitted to utilize most types of assets which are collateral for the claims of secured creditors. If a secured creditor wishes to limit or condition such use, it must seek relief from the Bankruptcy Court. An exception to this initial automatic authorization pertains to cash and cash equivalents which are collateral. For these assets, known as "cash collateral", the debtor must affirmatively seek authorization from the Bankruptcy Court before using such cash collateral in post-petition operations.

                  Simultaneously with the commencement of their Chapter 11 cases, the Debtors sought Bankruptcy Court approval to use available cash and collections from accounts receivable which were proceeds collateral for Merrill Lynch and Imperial Bank. The Debtors reached agreements with both Merrill Lynch and Imperial Bank as to approved terms and conditions for the Debtors' use of such cash collateral. Such consensual arrangements have been renewed and extended several times since entry of the initial order often times containing cash payments to these secured lenders. The Debtors continue to use cash collateral of Merrill Lynch and Imperial Bank pursuant to such extended agreements.

3.       DEBTORS' POST-PETITION OPERATIONS.

                  Since the Petition Date, the Debtors have implemented a short-term, turnaround plan designed to stabilize their operations. In implementing the short-term plan, the Debtors have: (i) performed a comprehensive review of their existing sales data, accounts payable ledgers and inventory log (finished and unfinished goods); (ii) embarked on an active program of reducing inventory; (iii) shifted certain of its manufacturing operations from the state of Arizona to China in an effort to further reduce costs; and (iv) reduced payroll by approximately $3,500,000, on an annualized basis, by eliminating approximately 150 full-time employees.

         The turnaround plans implemented by the Debtors were designed to respond to the deficiencies of the financial and accounting systems which Debtors' new management identified in the course of their business review. Such deficiencies included (i) listing as sales transactions in which the customers retained a right to return purchased items, (ii) reflecting transactions as sales prior to the time when customers were committed to such purchases, (iii) failure to adjust sales and accounts receivable for products returned by customers, (iv) failure to properly process and reflect in the financial records products returned by customers, and (v) an inability to calculate the specific production costs of various items manufactured by Debtors. These deficiencies were among the problems which gave rise to the inaccuracies in the Debtors' financial records and resulting inaccuracies in reported financial results. The Debtors believe that the systems and procedures installed over the past nine months will prevent a recurrence of these deficiencies.


4.       SALE OF PROPOSED HEADQUARTERS FACILITY

                  As of the Petition Date, the Debtors were engaged in the construction of a proposed new headquarters facility in Scottsdale, Arizona. Such construction was in its early stages. Construction financing was provided by Bank of America and the general contractor was Ryan Construction Company of Minnesota, Inc. ("Ryan"). Construction on the proposed headquarters was interrupted by disclosures of the Debtors' financial difficulties and by the Debtors' subsequent Chapter 11 filings.

                  Following the disclosure of the deteriorating financial condition of the Debtors' business and the evaluation of the Debtors' operations, Mr. Bellis and the Debtors' management determined that it was not practical to continue construction of the proposed facility. Accordingly, the Debtors began to explore alternatives for the sale of the proposed headquarters property. During March, 1996, the Debtors reached agreement to sell the property to Ryan for a cash purchase price of approximately $1,900,000, plus the waiver or assumption of more than $500,000 in claims held by, or asserted through, Ryan and assumption of certain construction-related liabilities. The proposed contract was noticed and advertised in an effort to ascertain whether any higher or better bids could be obtained. There were no higher or better bids obtained and the proposed sale was approved by Order of the Bankruptcy Court entered May 7, 1996. Following expiration of the period for appeal of the Bankruptcy Court's Order, the Debtors consummated the sale of the headquarters property on May 23, 1996.

                  As of the date of this Disclosure Statement, approximately $650,000 of the $1,900,000 in cash proceeds, has been used to repay the principal and accrued interest on a construction loan held by Bank of America, as well as to reduce the Debtors' indebtedness to Merrill Lynch and Imperial Bank. Except for certain sums specifically authorized to be utilized in the Debtors' operations, the remainder of the sale proceeds have been set aside and segregated by the Debtors pending the resolution of competing lien claims asserted against the land sale proceeds.

5.       THE INVESTOR PROPOSAL.

                  During the pendency of their Chapter 11 cases, the Debtors have considered a variety of alternatives to facilitate the development of a plan of reorganization. These have included the possibility of a so-called "bootstrap" plan to reorganize without outside capital, the potential sale of all or part of the Debtors' business assets, and a plan incorporating new capital provided by a third party or group of third parties.

                  With respect to the so-called "bootstrap" alternative, the Debtors concluded that such alternative would be comparatively less attractive than a transaction which included either sale proceeds or additional capital investment. Accordingly, the Debtors focused on transactions which would provide additional cash for distribution in connection with a plan of reorganization.

                  The Debtors have considered two possible transactions for cash acquisition of the Debtors' business assets. The more attractive of such proposals was a preliminary offer made by Cable Systems International Inc. ("CSI"). The CSI proposal would have provided for a cash payment of approximately $6 million for the Debtors' business assets. These proceeds and any additional cash in the Debtors' estate would then have been used for creditor distributions. In the Debtors' view, the principal shortcoming of such a cash acquisition proposal is that it does not include consideration for the going concern value of the business enterprise. Based on the Debtors' projections of anticipated operations, the Debtors believe that there is a material going concern value to the Debtors' businesses. If a cash sale of assets were selected as the basis for a plan, any going concern value would be received by the acquiring entity rather than by the Debtors' creditors and equity security holders.

                  Also among the proposals considered by the Debtors is the proposal from the Investors which forms the core of the Plan to which this Disclosure Statement pertains ("Investor Proposal"). This proposal was developed through discussions and negotiations among the Investors, the Debtors and various creditors or creditor groups. The terms of the Investor

Proposal are set forth in the Plan and the Stock Purchase Agreement. The Investor Proposal provides for issuance of equity securities to creditors and shareholders of the Debtor, thus allowing such constituencies to share in the future value of the Debtors' businesses. The Debtors believe that the development of the Investor Proposal represents a significant milestone in the process toward the Debtors' successful reorganization of the bankruptcy estates.

                  The Investor Proposal is being led by a newly formed Delaware limited liability company known as Unitech Holdings, L.L.C. ("Holdings"). The sole member of Holdings is Templar Corporation. The manager of Holdings is Patriot Advisors, Inc. ("Patriot Advisors"). Patriot Advisors was incorporated during November 1995, and is wholly owned and managed by Mr. Frank Kristan. Among others, Patriot Advisors serve as an advisor to Marafund, Ltd. and Templar Corporation, in addition to a number of individual clients. Templar has represented to the Debtors that it has no direct relationship with Unitech, although, as described below, an affiliate of Templar is currently a Unitech director and shareholder. For further details concerning the Stock Purchase Agreement, see Section N. "Stock Purchase Agreement".

                  Marafund, Ltd. ("Marafund"), a New York corporation, was incorporated during November 1994. It is owned 20% by Patriot Advisors and 80% by the Maratech Corporation, an entity with approximately 300 accredited investors. As a holding company, Marafund's primary investments are in the telecommunications industry with secondary interests in the health care and financial services industries. During November 1994, Marafund participated in the initial public offering of Unitech common stock. In early January 1995, Marafund also loaned $1,800,000 pursuant to a Convertible Note that was subsequently converted into 200,000 shares of Unitech common stock. Marafund also holds 200,000 warrants to acquire additional shares of Unitech common stock. Marafund representatives have advised the Debtors, that (i) during July 1995, Marafund sold all its Unitech shares, and (ii) that such sales were made in order to provide Marafund with liquidity for other investments. Although Marafund has retained the warrants described above, Marafund representatives have advised the Debtors that such warrants will be surrendered in connection with confirmation of the Plan.

                  Templar Corporation ("Templar"), a Delaware corporation, was incorporated during August, 1995. Templar is owned and controlled by Paul Janssens-Lens. Mr. Janssens-Lens is a member of the Unitech Board of Directors, as well as an individual shareholder of Unitech. Mr. Janssens-Lens also controls Appletree Capital Management, an entity which serves as the general partner of the Patriot Growth Fund. Patriot Growth Fund was among the subscribers of the public offering of Unitech shares in the November 1994. Based on the information available to it, Debtors understand that Patriot Growth Fund currently owns approximately 2,400,000 common shares of the Company, comprising 33% of the total shares outstanding. Based on the representations of the Investors, Debtors believe that Patriot Growth Fund and Patriot Advisors, Inc. have no common ownership.

         The subscription of one million (1,000,000) shares and the guarantee of the rights offering of the New Common Stock will be completed by Holdings and/or its designees. The funding for the contemplated subscription by Holdings will be derived from subscriptions from Templar and/or individual investors. Such individual investors have not presently been identified. However, Holdings has agreed to provide Unitech with a final list of such investors prior to the Confirmation Date.

                                   F. THE PLAN


1.       OVERVIEW OF CHAPTER 11 REORGANIZATION

                  Chapter 11 is the principal reorganization chapter of the Bankruptcy Code. Upon the filing of a Chapter 11 petition, a debtor is authorized to operate and reorganize its business for the benefit of its creditors and equity holders. The "automatic stay" provisions of the Bankruptcy Code, unless modified by court order, will generally prohibit attempts by creditors to collect any Claims against the Debtors that arose prior to the commencement of the Chapter 11 case.

                  Formulation and confirmation of a plan of reorganization is the principal purpose of a Chapter 11 reorganization case. The plan of reorganization is the vehicle for satisfying the holders of creditor Claims against, and equity Interests in, the Debtors. Unless the Bankruptcy Court orders otherwise, the Debtors will have the exclusive right to file a plan of reorganization during the first 120 days after the commencement of its Chapter 11 case. Thereafter, unless such period of exclusivity is extended, any party in interest will also be able to submit a proposed plan. By Order of the Bankruptcy Court the Debtors' period of exclusivity was extended until August 23, 1996, at which date it expired. The expiration of Debtors' exclusivity means that other parties may file proposed plans of reorganization in Debtors' bankruptcy cases.

                  The purpose of the Plan is to provide for specified distributions to the various classes of holders of Claims against, and Interests in, the Debtors. The Debtors believe that the Plan provides consideration to all classes of creditors which reflects an appropriate resolution of their Claims against the Debtors. The Debtors also believe that the Plan will provide each class with consideration which is at least equal in value to that which they would receive upon the liquidation of the Debtors assets under Chapter 7 of the Bankruptcy Code.

                  The Bankruptcy Code provides that, under appropriate circumstances, the assets and liabilities of two or more Debtors may be "substantively consolidated." In such instances, the separate existence of the consolidated entities is disregarded. Although the Plan does not include a substantive consolidation of the Unitech and Solidex estates as a legal matter, the economic impact of the Plan is similar to consolidation. Creditors of both Unitech and Solidex are each given comparable distributions, despite inevitable variations in the relative assets and liabilities of each corporation. Since the Plan is structured to provide distributions to all creditors of a value equal to the full amount of their respective Claims, the Debtors do not believe that any creditor is adversely effected by the joint nature of the Plan.

                  THE FOLLOWING IS A SUMMARY OF THE PLAN, A COPY OF WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT AS EXHIBIT 1 AND TO WHICH REFERENCE SHOULD BE MADE FOR A FULL STATEMENT OF ITS TERMS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN.

2.       TREATMENT OF ADMINISTRATIVE EXPENSES AND UNSECURED TAX CLAIMS

         a.       ADMINISTRATIVE EXPENSES

                  Except as described below, the Plan provides that administrative expenses of the kinds specified in Section 507(a)(1) of the Bankruptcy Code will be paid in full in the ordinary course of business in accordance with customary credit terms or otherwise as required by law. Such amounts would encompass trade payables, post-petition taxes and other liabilities arising after the commencement of the Chapter 11 case. Although the aggregate amount of administrative claims will be subject to constant change as new expenses were incurred and expenses are paid in the ordinary course of business, the Debtors estimate that, at any given point in time, the aggregate administrative claims is approximately $200,000. Additionally, professional fees will be paid as and when ordered by the Bankruptcy Court. See F.4.e., "Allowance of Claims and Interests--Estimated Professional Fees."

         b.       UNSECURED TAX CLAIMS

                  Allowed unsecured Claims of governmental units entitled to priority payment under Section 507(a)(7) of the Bankruptcy Code will be paid in full by the reorganized Debtor in payments of cash over a period not exceeding six years after the date of assessment of such Claims, as provided in Section 1129(a)(9)(C) of the Bankruptcy Code. Interest will be paid on deferred portions of such Claims at a rate determined by the Bankruptcy Court to be appropriate under the Bankruptcy Code.

                  According to the Debtors' financial records, taxes which may be eligible for priority treatment aggregate approximately $45,000. Such amounts are subject to review and objection. If the amount ultimately allowed is small enough, Debtors may elect to treat such claims through full cash payment on the Distribution Date rather than a series of payments with interest over subsequent periods.

3.       CLASSIFICATION AND TREATMENT OF CLASSES UNDER THE PLAN

                  The Bankruptcy Code requires that a plan of reorganization classify the Claims of a debtor's creditors and the Interests of its equity holders. The Bankruptcy Code also provides that, except for certain Claims classified for administrative convenience, a plan of reorganization may place a claim or interest of creditors or interest holders in a particular class, only if, such claim or interest is substantially similar to the other claims or interests of such class. Although the Debtors believe that they have appropriately classified all Claims or Interests, it is possible that the Bankruptcy Court may find that a different classification is required in order for the Plan to be confirmed. In such event, it is the present intent of the Debtors to modify the Plan to provide for whatever reasonable classification might be required for confirmation and to use the acceptances received by the Debtors from any creditor pursuant to this solicitation for the purpose of obtaining the approval of the class or classes of which such creditor ultimately is deemed to be a member. Any such reclassification of creditors could adversely affect the class in which such creditor was initially a member, or any other class under the Plan, by changing the composition of such class and the required vote thereof for approval of the Plan.

                  The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim of a particular class, unless the holder of a particular claim agrees to a less favorable treatment of its claim. Although the Debtors believe that they have complied with these equality of treatment provisions, it is possible that the Bankruptcy Court could find that the Plan does not satisfy such a standard of equal treatment. In such event, and if the creditors affected do not consent to the treatment afforded them under the Plan, the Bankruptcy Court could deny confirmation of the Plan.

                  TO THE EXTENT PERMITTED BY THE BANKRUPTCY COURT, ACCEPTANCE BY ANY CREDITOR OF THE PLAN PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH CREDITOR REGARDLESS OF THE CLASS AS TO WHICH SUCH CREDITOR IS ULTIMATELY DEEMED TO BE A MEMBER.

                  Only classes that are Impaired under the Plan are entitled to vote to accept or reject the Plan. As a general matter, a class of Claims or Interests is considered to be unimpaired under a plan of reorganization if: (i) the plan does not alter the legal, equitable and contractual rights of the holders of such Claims or Interests or; (ii) the plan provides for full cash satisfaction of such Claims or Interests. The Debtors have determined that Class 1A (Merrill Lynch Claims), Class 1B (Imperial Bank Claims), Class 2A (Convenience Claims), Class 2C (General Unsecured Claims), Class 3A (Common Stock Interests) and Class 3C (Securities Claims) are Impaired and entitled to vote under the Plan.

                  Class 1C (Other Secured Claims) and Class 2B (Intercompany Claims) are not Impaired under the Plan. Under the Bankruptcy Code, holders of Claims in an unimpaired class are conclusively presumed to have accepted the Plan, and thus, holders of Class 2B Claims are not entitled to vote to accept or reject the Plan.

                  The Plan provides for no distributions to holders of Interests in Class 3B (Options and Warrants). Such holders are presumed to have voted against the Plan and will not be solicited.

                  An Impaired class of Claims will be determined to have accepted the Plan if holders of Claims in that class voting in favor of the
Plan: (i) hold at least two-thirds of the dollar amount of Claims of holders in such class voting on the Plan; and (ii) comprise more than one-half in number of holders of Claims in such class voting on the Plan.

                  The Plan divides Claims into six classes. Interests in the Debtors are treated in three additional classes. Distributions will be made to the bona fide holders of Allowed Claims and Interests of various classes as described below.

         a.       CLASS 1A -- MERRILL LYNCH CLAIMS

                  Class 1A consists of the Claims of Merrill Lynch. The estimated amount of the Merrill Lynch claims, including principal, accrued interest, attorney fees and expenses, is approximately $4,550,000 as of date of this Disclosure Statement and is forecast to be approximately $4,500,000 by December 15, 1996, the Debtors' projected Confirmation Date. Such claims are secured to the extent of the value of the collateral securing the claim under the Merrill Lynch Loan Agreement. However, Class 1A includes both the Secured and the Unsecured portions of the Merrill Lynch Claims. The Plan provides that Merrill Lynch, as the holder of the Class 1A Claim, will receive, on the Effective Date and subject to allowance of its Claims: (i) $2,000,000 in Cash; and (ii) the Merrill Secured Notes in a principal amount equal to the amount of Merrill Lynch's Class 1A Allowed Claim as of the Effective Date, less the $2,000,000 Cash payment. The principal amount of the Merrill Secured Notes is presently projected to be approximately $2,500,000.

                  Summaries of the key provisions of the Merrill Secured Notes are set forth in the Notes of Exhibit 2 to this Disclosure Statement and Exhibit B to the Plan.

                  Class 1A Claims are Impaired. The holder of Class 1A Claims is entitled to vote on the Plan.

         b.       CLASS 1B -- IMPERIAL BANK CLAIMS

                  Class 1B consists of the Claims of Imperial Bank. The estimated amount of the Imperial Bank claims is approximately $3,808,282 as of October 31, 1996 and is forecast to be approximately $3,718,282 by December 15, 1996, the Debtors' projected Confirmation Date. Such claim is secured to the extent of the value of the collateral securing the claim under the Imperial Loan Agreement. However, Class 1B includes both the Secured and the Unsecured portions of the Imperial Bank Claims. The Plan provides that Imperial Bank, as the holder of the Class 1B Claim, will receive, on the Effective Date and subject to allowance of its Claim: (i) $1,000,000 in Cash; (ii) 800,000 shares of New Preferred Stock, and (iii) the Imperial Secured Note in a principal amount equal to the balance of Imperial's Class 1B Allowed Claim as of the Effective Date. Valuing the shares of New Preferred Stock at $1.50 per share, the principal amount of the Imperial Secured Note is presently projected to be approximately $1,518,282.

                  Summaries of the key provisions of the Imperial Secured Note are set forth in the Notes of Exhibit 2 to this Disclosure Statement and Exhibit C to the Plan.

                  Class 1B Claims are Impaired. The holder of Class 1B Claims is entitled to vote on the Plan.

         c.       CLASS 1C -- OTHER SECURED CLAIMS

                  Class 1C consists of Secured Claims other than those of Merrill Lynch and Imperial Bank. The Debtors are unaware of any claims which they believe are necessarily included in that category. However, secured claims have been asserted by various creditors including an alleged secured claim of approximately $330,000 asserted by Expediters International of Washington, Inc. The secured character of such claim has been disputed by the Debtors and by other creditors in an action currently pending before the Bankruptcy Court. Should the claim be determined to be secured as alleged by the holder, such claim will be treated as a Class 1C Allowed Claim. Debtors have reserved in escrow an amount of cash representing proceeds from assets in Expediters' possession at the date of the commencement of Debtors' bankruptcy cases. Debtors believe this amount is sufficient to satisfy Expediters' claims if they are determined eligible for treatment as Class 1C Allowed Claims. If the Expediters' claims are determined to be unsecured claims, they will be treated as Class 2C (General Unsecured Claims).

         In addition to the Expeditor's claim, claims in the amount of approximately $103,458 have been filed by Colorado National Leasing based on an equipment lease executed by Unitech and Colorado Leasing during 1995. It is the Debtors' intention to assume and perform such lease in accordance with the Plan. However, if the terms of such lease require that it be characterized as a security interest rather than a lease, the Debtors would include such transaction in Class 1C and would continue to perform the Debtors obligations thereunder in accordance with their terms. Thus, the economic effect on the Debtors and on Colorado Leasing would not differ depending on whether the transaction was characterized as a lease or security agreement.

                  The rights of holders of Class 1C Claims (Other Secured Claims), if any, will not be altered by the Plan.

         d.       CLASS 2A -- CONVENIENCE CLAIMS

                  Class 2A consists of Unsecured Claims (other than Claims in Class 2B) which are for $1,000 or less and of Unsecured Claims which would otherwise be Class 2C Claims, but which, have been reduced to $1,000 prior to the Confirmation Date by election of such reduction by the holders of such Claims by written election in form and substance satisfactory to the Debtors. The Plan provides that holders of Class 2A Allowed Claims will receive, on the Distribution Date, Cash in the amount of seventy-five percent (75%) of their respective Class 2A Allowed Claims.

                  Based on a review of its books and records, Debtors estimate that a total of approximately 147 claims for approximately $56,000 will be mandatorily included within Class 2A (Convenience Claims). The Debtors are unable to estimate the number of claims greater than $1,000 which may elect to be treated as Class 2A Claims.

                  Class 2A Claims are Impaired. The holders of Class 2A Claims are entitled to vote on the Plan.

         e.       CLASS 2B -- INTERCOMPANY CLAIMS

                  Class 2B consists of Unsecured Claims held by corporate affiliates of the Debtors. Such affiliates could include direct or indirect parent or subsidiary corporations of either of the Debtors. The legal, equitable and contractual rights of the holders of Class 2B Claims will not be altered by the Plan.

                  According to the Debtors' books and records, the claims included in Class 2B (Intercompany Claims) include a $1,277,404 claim by Unitech against Solidex and a claim of approximately $1,500,000 by Hericson against Unitech. In addition to such claims, Solidex has a claim of approximately $250,000 against Hericson.

                  The Debtors own 100% of the stock of their respective direct or indirect subsidiaries, except for certain director's qualifying shares of Hericson and required to be owned by directors pursuant to Hong Kong law. The non-Debtor subsidiaries are currently performing their obligations as they become due and, to the best of Debtors' knowledge, they do not have outstanding liabilities which exceed their assets. Accordingly, the Debtors believe that payments made between Unitech and Solidex or by one of the Debtors to other affiliates would have no economic effect on the Debtors' overall enterprise or on the value of the securities issued to other classes of creditors under the Plan. It is for this reason that the Debtors have elected to leave such intercompany claims outstanding rather than providing for their treatment and discharge in connection with the Plan.

                  Class 2B Claims are NOT Impaired. The holders of Class 2B Claims are deemed to vote in favor of the Plan and are not entitled to vote on the Plan.

         f.       CLASS 2C -- GENERAL UNSECURED CLAIMS

                  Class 2C consists of Claims of all general unsecured creditors which are not included in another Claim category. Such claims will include, without limitation, tax or employee Claims not eligible for priority treatment, trade payable Claims, Claims by parties to rejected leases or executory contracts, Claims which have been asserted in litigation against the Debtors and a variety of other Claim varieties.

                  Based on a review of the Debtors' schedules and the claims register, Debtors believe that unsecured, non-priority proofs of claim which are filed or deemed filed against the Debtors total approximately $5,333,675. However, Debtors believe that this total includes duplicate claims and claims which may be disallowed following objection. Conversely, the total of general unsecured claims could be increased by claims filed by parties as a result of rejection of executory contracts, unexpired leases or avoided transfers. For further discussion of rejection of executory contracts and expired leases, See Section F.5.c., "Executory Contracts and Unexpired Leases." For more detailed discussion of avoidable transfers, see Section F.5.d., "Reserved Causes of Action." Based on all of such information, Debtors believe that $5,333,675 is a reasonable working estimate of the total of Class 2C Claims which are likely to become Class 2C Allowed Claims.

                  The Plan provides that holders of Class 2C Allowed Claims will receive, on the Distribution Date and subject to allowance of their respective Claims, (i) Cash in the amount of Twenty percent (20%) of their respective Class 2C Allowed Claims up to an aggregate maximum amount of One Million Dollars ($1,000,000), and (ii) one share of New Preferred Stock for each $1.50 of the remaining balance. For further discussions regarding the terms of the New Preferred Stock including redemption, convertability and similar features, See Section J., "Description of New Preferred Stock."

                  Class 2C Claims are Impaired. Holders of Class 2C Claims are entitled to vote on the Plan.

         g.       CLASS 3A -- COMMON STOCK INTERESTS

                  Class 3A is comprised of the Interests of existing holders of Common Stock. According to the Debtors' records, an aggregate of approximately 6,418,152 shares of Common Stock are currently issued and outstanding. Under the Plan, holders of Class 3A Interests will receive, for each share of Common Stock owned: (i) four-tenths (.4) of a share of New Common Stock; and (ii) the right to purchase for a Cash price of $1.50 per share, two-tenths (.2) of a share of New Common Stock.

                  Class 3A Interests are Impaired. Holders of Class 3A Interests are entitled to vote on the Plan.

         h.       CLASS 3B -- OPTIONS AND WARRANTS

                  Class 3B is comprised of the claims or interests of holders of unexercised options or warrants for purchase of Common Stock. To the extent that such holders exercise their options or warrants prior to the Confirmation Date, they will be eligible to be treated as holders of Class 3A Interests. Any Class 3B Interest remaining unexercised will be canceled without further distribution.

                  The Debtors believe that the majority of outstanding options or warrants are at exercise prices significantly in excess of the current trading price of the Unitech's Common Stock. Accordingly, the Debtors do not anticipate significant exercise of such options or warrants by the holders thereof. An exception to this general rule extends to certain warrants held by Marafund. Such warrants were issued based on a formula which floats with changing prices for Unitech Common Stock and at a level below market price. Marafund representatives have advised the Debtors that such warrants will be surrendered in connection with confirmation of the Plan. For further discussion regarding Marafund, See Section E.5., "The Investor Proposal."

                  No distribution will be made under the Plan to holders of Class 3B Claims. For this reason such holders are deemed to vote against the Plan and their vote will not be solicited.

         i.       CLASS 3C -- SECURITIES CLAIMS

                  Class 3C is comprised of the claims held by current or former owners of Common Stock for damages or rescission relating to claims arising in connection with such holders purchase, ownership or sale of such Common Stock. Debtors believe that such claims are subject to subordination under Section 510(b) of the Bankruptcy Code. Accordingly, the Plan classifies such claims separately from other unsecured claims against the Debtors. Such Class 3C Claims would include any claims against the Debtors by those persons involved in the pending class actions commenced with respect to Debtors' pre-petition operations. See Section D.4., "Securities Class Actions".

                  Under the Plan, the holders of Class 3C Claims will receive assignment of the Debtors' interest, if any, in any policies of insurance applicable to pre-petition claims arising from the purchase, sale or ownership of Common Stock, as the respective interests of holders of Class 3C Claims may appear. The Debtors estimate that the aggregate amount available under such applicable insurance is approximately $950,000. The receipt and distribution of such funds may require further legal proceedings involving, among others, the issuer of such applicable insurance policies.

                  Class 3C Claims are Impaired. Holders of Class 3C Claims are entitled to vote on the Plan.

4.       ALLOWANCE OF CLAIMS AND INTERESTS

         a.       SCHEDULED CLAIMS

                  The Plan provides for distributions to be made only to those creditors holding Allowed Claims in the various classes. In general, there are two means by which Claims may become Allowed Claims entitled to distributions under the Plan. First, schedules are filed with the Bankruptcy Court setting forth all Claims against the Debtors as reflected in the financial records of the Debtors. Unless such schedules have denominated a particular claim as "contingent," "unliquidated" or "disputed," scheduled Claims are deemed allowed unless objection thereto is interposed by the Debtors or any other interested party. If an objection is made, the validity and amount of the claim will be determined by the Bankruptcy Court following hearing thereon.

         b.       PROOFS OF CLAIM

                  The second method through which a Claim may become an Allowed Claim is through the filing of a proof of claim. Such a filing is required in order to assert any Claim not reflected in the schedules described above or any Claim shown on such schedules as "contingent," "unliquidated" or "disputed." Such a filing also is required by any person seeking to assert an amount larger than the amount scheduled by the Debtors or asserting a classification different than that shown in the schedules. Upon filing, a proof of claim supersedes the information contained in the schedules. As with scheduled Claims, a Claim asserted by means of a proof of claim will become an Allowed Claim unless objection is made thereto. Upon any objection, the validity and amount of the Claim will be determined by the Bankruptcy Court. The deadline for filing proofs of claim was July 17, 1996. With respect to procedures for filing Claims resulting from rejection of executory contracts and unexpired leases, see Section F.5.c., "Other Plan Provisions --Executory Contracts and Unexpired Leases."

         c.       OBJECTIONS TO CLAIMS

                  The Debtors have begun to review information on scheduled claims and filed proofs of claim in order to determine those claims to which the Debtors may file objections. As a practical matter, Debtors must file objections to any disputed Claims prior to the date fixed for the initial distribution under the Plan. Among the claims to which the Debtors expect to object are duplicate claims, claims of former insiders for amounts on which the Debtors may have counterclaims and certain other claims which are overstated, meritless or untimely filed.

         d.       ISSUANCE OF NEW COMMON STOCK

                  The Plan provides for approximately $3,060,000 in additional funds to be raised through the issuance of shares of New Common Stock. Such funds will be received through a combination of: (i) the Investors' purchase of 1,000,000 shares pursuant to the Stock Purchase Agreement; and (ii) the rights offering made to existing holders of Class 3A Interests (and backed by the commitment of the Investors to purchase any unsubscribed shares).

                  The Investors have agreed to purchase, either directly or through affiliated entities, 1,000,000 shares of New Common Stock. The Investors also have agreed to purchase any shares of New Common Stock which are not subscribed by existing shareholders as part of the subscription offer contained in the Plan. In consideration for their standby commitment, the Investors will receive 100,000 additional shares of New Common Stock. Dependent on the number of existing holders of Class 3A Interests which elect to participate in the subscription offer, the Investors will own from between 26% and 51% of the outstanding New Common Stock after the Effective Date. Funds received by reorganized Unitech from the issuance of such shares, together with cash already held by the reorganized Debtors, and cash generated from future operating activities, will be used for Plan distributions or for other corporate purposes of the reorganized Debtors. Following confirmation of the Plan, the Investors may loan or invest additional funds in the reorganized Debtors, to the extent they determine that additional amounts are required to satisfy obligations of the reorganized Debtors or for working capital purposes.

         e.       ESTIMATED PROFESSIONAL FEES

                  The Plan provides for payment in full in cash of administrative claims allowed by the Bankruptcy Court. These administrative claims include the costs and expenses incurred on behalf of the Debtors and the committee of unsecured creditors appointed pursuant to the Bankruptcy Code by order of the Bankruptcy Court in connection with the Debtors' reorganization proceedings, such as fees to attorneys, accountants and advisors.

                  Retained professionals are expected to file fee applications requesting approval of such amounts as they believe is justified under the circumstances for services rendered during these Chapter 11 cases. Based on inquiries made by the Debtors, fees and expenses incurred by the Debtors' and the Creditors' Committee's professionals (i.e., attorneys, accountants and financial advisors) are projected to be approximately $1,000,000 as of the Confirmation Date.
                  Notwithstanding the foregoing, the Debtors cannot predict with any assurance the amounts which may be requested as compensation or which may be approved by the Bankruptcy Court. Any amounts which are approved by the Bankruptcy Court in connection with such applications will be payable by the reorganized Debtors in Cash as an administrative expense.

5.       OTHER PLAN PROVISIONS

         a.       AMENDMENTS TO CERTIFICATE OF INCORPORATION

                  The Bankruptcy Code requires that upon the confirmation of the Plan, the reorganized Debtors' Certificates of Incorporation must contain certain provisions, including a provision prohibiting the issuance of non-voting equity securities. To comply with this requirement and to effect certain other changes which the Debtors believe are in their best interests, the Plan provides that upon the Confirmation Date the Certificate of Incorporation of Solidex shall be amended. The terms of the Restated Certificate of Incorporation are set forth as Exhibit F to the Plan.

                  Although Solidex is currently a corporation organized and existing under the laws of the Sate of Delaware, Unitech is organized under the laws of the State of California. In connection with the confirmation of the Plan, it is the Debtors' desire to accomplish a reincorporation of the reorganized Unitech as a Delaware corporation. This will be accomplished by the merger of Unitech into a newly-formed Delaware corporation ("New Unitech"). Following such merger, New Unitech will be vested with all of the assets of Unitech and will assume all of the liabilities of Unitech pursuant to the Plan. The Certificate of Incorporation of New Unitech will contain the provisions regarding a prohibition on non-voting securities similar to those contained in the Solidex Certificate of Incorporation. The new Common Stock and New Preferred Stock distributed to creditors and equity security holders under the Plan will be issued by the New Unitech under its Certificate of Incorporation.

                  For further description regarding the transaction for reincorporation of Unitech Industries as a Delaware corporation and regarding the terms of the new securities to be issued by New Unitech, see Section F.5.e., "Other Plan Revisions -- Means for Execution of the Plan".

         b.       RETENTION OF JURISDICTION BY THE BANKRUPTCY COURT

                  Under the terms of the Plan, the Bankruptcy Court will retain exclusive jurisdiction over the reorganization proceedings relating to the Debtors for the purposes of making determinations as to: (a) all pending applications, adversary proceedings and contested matters; (b) all objections to the allowance of Claims and Interests; (c) all applications for allowance of compensation and reimbursement of expenses; (d) all controversies arising in connection with the Plan and other matters provided for in the order confirming the Plan; (e) payments due under the Plan and performance of the provisions thereof; (f) such orders as may be appropriate in the event the Bankruptcy Court order confirming the Plan is stayed, revised, revoked, modified or vacated; (g) all requests for modification of the Plan; and (h) all other matters not inconsistent with the Bankruptcy Code. Following the merger of Unitech Industries with New Unitech, New Unitech, as a reorganized Debtor will become fully subject to the retained jurisdiction of the Bankruptcy Court as fully as though it had been a Debtor in the Debtors' bankruptcy cases.

         c.       EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                  Under the Bankruptcy Code, the Debtors may assume or reject executory contracts and unexpired leases. The Debtors have recently begun to review their executory contracts and unexpired leases. However, the Debtors cannot yet make an informed judgment about those which it views as beneficial to the reorganized Debtor's operations. Consequently, at present, the Debtors do not intend to reject any executory contract or unexpired lease. All such executory contracts and unexpired leases are expected to be rejected by Debtors by the appropriate time under the provisions of the Bankruptcy Code and prior Order of the Bankruptcy Court. If the Debtors should conclude that it is advisable to reject specifically any executory contract or unexpired lease, the Debtors will do so in accordance with the applicable procedures under the Bankruptcy Code. However, pursuant to the Plan, any executory contracts not expressly rejected under an order of the Bankruptcy Court prior to the confirmation of the Plan will be deemed assumed upon confirmation of the Plan. Parties to rejected executory contracts may have Claims for damages. Bankruptcy Court orders in connection with confirmation of the Plan will specify the time limit for the filing of such Claims.

         d.       RESERVED CAUSES OF ACTION

                  Pursuant to the Plan, the reorganized Debtors retain and may initiate, prosecute, enforce, settle or otherwise dispose of any and all claims and causes of action of the Debtors and/or their respective estates. In addition, under the Bankruptcy Code, a debtor is given the ability to avoid, for the benefit of its bankruptcy estate, certain transactions occurring prior to the commencement of its bankruptcy case. Such potentially voidable transactions include fraudulent transfers or conveyances, preferential payments to creditors and certain set-offs. The Plan reserves to the reorganized Debtors the sole and exclusive right to assert such potential causes of action. The recoveries made on any cause of action and the outcome of any such avoidance actions will not affect the distribution paid to other Allowed Claims pursuant to the Plan.

                  Presently, the Debtors are plaintiffs in an adversary proceeding before the Bankruptcy Court seeking the recovery of money damages in excess of $5,000,000 against Expeditors International of Washington, Inc. in an action styled, Unitech Industries, Inc., et al. v. Expeditors International of Washington, Inc. (In re Unitech Industries, Inc.), Case No. 96-00818-PHX-RGM, Adv. Proc. No. 96-0693 (the "Expeditors Litigation"). The Expeditors Litigation arises out the Debtors' claims for recovery of monetary losses sustained as a result Expeditors' alleged breach of contract and other unlawful acts and omissions as a so-called "customs broker" for the Debtors. The Debtors cannot predict with any reasonable certainty how the Bankruptcy Court may rule on their claims, or for that matter, what prospects exist for collection of any prospective judgment against defendant Expeditors to the extent the Debtors prevail on the merits of their claims.

                  With the exception of the Expeditors Litigation, the Debtors have neither commenced nor are they currently prosecuting any affirmative claims or causes of action against any person or entity. However, based on the Debtors' review and analysis of the events surrounding their commencement of these bankruptcy cases, the Debtors believe that there may be valid claims against certain former officers of the Debtors and certain professional firms employed by the Debtors prior to the Petition Date. Claims may also exist against persons who served and continue to serve as directors of the Debtors.

                  Such causes of action may include claims for breach of contract, breach of fiduciary duty, unjust enrichment, negligence and/or fraud against certain former executive officers of the Debtors arising out of alleged mismanagement of the Debtors' pre-prepetition business and financial affairs, including issues arising out of the use of funds generated by the November 1994 Initial Public Offering for Unitech to acquire Solidex and Hericson during March and April 1995. Management for the Debtors also is informed and believes that actionable claims for breach of contract, negligence, and unjust enrichment may exist against certain professional firms that assisted and advised the Debtors on, among other things, the Solidex and Hericson transaction(s), as well as certain reporting requirements to the SEC, NASDAQ, other regulatory authorities and the shareholders of Unitech. Additionally, fraudulent conveyance claims and related causes of action may exist against the persons and entities responsible for selling the assets of Solidex and Hericson to Unitech during 1995. If such causes are meritorious, the Debtors believe that the damages potentially recoverable could range up to amounts in the millions of dollars.

                  In an effort to fully analyze the nature and scope of such claims and causes of action, Debtors have employed the law firm of Grant, Williams, Lake & Dangerfield, P.C. to investigate and, if economically feasible, to pursue such causes of action on behalf of the Debtors. The ultimate decision whether to pursue such causes of action will be dependent on the evaluation made as to the strength of the Debtors' legal position as well as the likelihood of collection of any judgment ultimately obtained against a particular defendant. In some instances, the Debtors may elect not to pursue a given individual defendant because of a belief that any resulting judgment could be wholly or largely uncollectible. Decisions concerning whether to pursue persons who have continued as Debtor directors may also be affected by consideration such as the relative culpability of such individuals compared to other individual defendants, the assistance such individuals may be able to provide in pursuing other of the Debtors' causes of action, the possible valid claims of such individuals for indemnification by the Debtor, the contributions such individuals have made subsequent to the commencement of the Debtors' bankruptcy cases and the possible involvement of such individuals in capital infusions made in connection with the Plan of Reorganization.

         e.       MEANS FOR EXECUTION OF THE PLAN

                  Except as otherwise provided in the Plan, on the Effective Date, all assets comprising the Debtors' bankruptcy estates will revest in the reorganized Debtors, free and clear of liens and other encumbrances other than those specified in the Plan. The Plan expressly preserves the collateral rights of Merrill Lynch arising from its Class 1A Allowed Claim and the collateral rights of Imperial Bank arising from its Class 1B Allowed Claim. After the Effective Date, the reorganized Debtors will operate their businesses and will implement the Plan. Such operations will be substantially free of further supervision and limitation by the Bankruptcy Court, but subject to the provisions of the Plan.

                  The Effective Date will occur on the initial business day after the later of the date on which the Order confirming the Plan becomes a final Order; or the date on which any conditions to effectiveness of the Plan have been fully satisfied.

         f.       SUBSEQUENT PLAN DISTRIBUTIONS TO HOLDERS OF UNSECURED CLAIMS

                  In addition to the initial cash payments made on the first Distribution Date to holders of Class 2A (Convenience Claims) and Class 2C (General Unsecured Claims) Allowed Claims, subsequent distributions also may be made under the Plan. The Plan provides that distributions will be made only to holders of Allowed Claims. If a particular Claim is the subject of a pending objection, the distribution of Cash and New Common Stock otherwise payable with respect to such Claim will be held by the reorganized Debtor pending resolution of all objections. When objections have been resolved and the Claim has become an Allowed Claim, the reorganized Debtor will complete the distributions appropriate with respect to the Allowed Claim.

         g.       DISCHARGE

                  The Plan provides for the discharge of the reorganized Debtor from any debt arising prior to confirmation of the Plan (whether or not a Proof of Claim based upon such debt is filed or deemed filed, whether such debt becomes an allowed Claim or whether the holder of such debt has accepted the
Plan). The effect of discharging a debt is to release the reorganized Debtor from any obligations to make payments with respect to such debt, other than those specifically provided by the Plan, and to prohibit any collection efforts by the holder of the debt.

         h.       BINDING EFFECT OF THE PLAN

                  The provisions of the Plan will: (i) bind all creditors and interest holders regardless of whether they accept the Plan; and (ii) discharge the Debtors from all debts that arose before the Petition Date. The distributions provided for in the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims against and Interests in the Debtors or any of its assets or properties, including any claim or interest accruing after the Petition Date and prior to the Effective Date. On the Effective Date, all holders of Impaired Claims and Interests will be precluded from asserting any claim against the reorganized Debtor or its assets or properties or other interests in the Debtors based on any transaction or other activity of any kind that occurred prior to the Petition Date.

         i.       MODIFICATION OF THE PLAN

                  Amendments to the Plan's classification or treatment of one or more classes of Claims or Interests under the Plan that do not materially and adversely change the treatment of the other classes of Claims or Interests may be approved by the Bankruptcy Court at the confirmation hearing without resolicitation of creditors and interest holders who are not further Impaired. In addition, the Debtors may make any other amendments or modifications to the Plan before or after confirmation in accordance with the provisions of Section 1127 of the Bankruptcy Code.

         j.       IMPLEMENTATION OF THE PLAN

                  The Plan provides that the property of the Debtors will revest in the reorganized Debtors on the Effective Date. After the Effective Date, the reorganized Debtors may operate its business and acquire and dispose of its property free of any restrictions contained in the Bankruptcy Code, but subject to the provisions of the Plan. As of the Effective Date, all property of the Debtors will be free and clear of all Claims and Interests of creditors and equity security holders, except those obligations that may have been expressly imposed on such assets under the Plan.

         k.       EXIT FINANCING ALTERNATIVES

                  The reorganized Debtors may, in the alternative, enter into one or more loan facilities from a third party, arms-length lender in order to obtain working capital and cash necessary to pay the Merrill Lynch claims and Imperial Bank claims, and make other payments required to be made under the Plan. In such event, the treatment of the Merrill Lynch claims shall be as provided in Exhibit B and Merrill Lynch may continue to have a secured note in the amount of $500,000 which will be in a second lien position behind the new loan facility.


                           G. CONFIRMATION OF THE PLAN


1.       REQUIREMENTS FOR PLAN CONFIRMATION

                  The Bankruptcy Code requires that a Plan be proposed in good faith and disclose certain relevant information regarding payments due, and the nature of compensation to insiders. The Debtors believe that they have satisfied these requirements and will seek a ruling to that effect from the Bankruptcy Court in connection with hearings on confirmation of the Plan.

                  Additionally, Section 1129(a)(7) of the Bankruptcy Code provides that the Bankruptcy Court must determine that the Plan satisfies the so-called "best interests" requirement. The "best interests" test requires that Impaired holders of Claims and Interests must receive consideration under the Plan at least equal to what they would have received in a liquidation of the Debtors under Chapter 7 of the Bankruptcy Code. Specifically, the Debtors believe that the members of each allowed class will receive more under the Plan than they would in a hypothetical Chapter 7 liquidation. The Debtors believe that the Plan meets this test and will seek appropriate findings from the Bankruptcy Court in connection with the confirmation hearings on the Plan. As a partial basis for this conclusion, the Debtors have prepared a pro forma Liquidation Analysis of the Debtors which is attached hereto as Exhibit 3. Debtors' comparison of estimated distributions under the Plan with the estimated recoveries in a hypothetical Chapter 7 liquidation is attached as Exhibit 4 to this Disclosure Statement and parties should refer to such analysis for additional details.

                  Under Section 1129(a)(11) of the Bankruptcy Code, Debtors also must demonstrate that the Plan is feasible and is not likely to be followed by the need for further reorganization. The Debtors have established appropriate reserves to pay all amounts due and owing under the Plan on the distribution dates set forth in the Plan. The Debtors believe that they will have the financial capability to satisfy their obligations to make the distributions required under the Plan and described in this Disclosure Statement. See Section P., "Current and Projected Financial Information."

                  Finally, the Bankruptcy Code requires, subject to certain exceptions, that a Plan be accepted by all Impaired classes of holders of Claims and Interests. For further details regarding confirmation despite non-acceptance by an Impaired class, see Section G.2., "Confirmation of the Plan Without Acceptance by All Voting Classes."

2.       CONFIRMATION OF THE PLAN WITHOUT ACCEPTANCE BY ALL VOTING CLASSES

                  The requirements for acceptance of a Plan by Impaired classes are described in Section F. "The Plan." The Bankruptcy Code also provides a procedure by which a plan may be confirmed despite the non-acceptance of one or more Impaired classes. This procedure is known as a "cram-down." A plan may be "crammed-down" over non-acceptance of an Impaired class if: (a) the other confirmation requirements are met; (b) the plan does not unfairly discriminate with respect to such class; and (c) the Plan is "fair and equitable" with respect to such class. With respect to a class of unsecured Claims, a Plan is "fair and equitable" if: (i) the members of the non-accepting class receive full payment of their Allowed Claims or allowed Interests; or (ii) if the holders of Claims or Interests in such class are to receive less than full payment, no class junior to the non-accepting class receives a distribution under the Plan. With respect to a class of secured claims, the Plan is "fair and equitable" if, among other alternatives, the creditor retains its liens in the amount of its secured claim and receives payments of a value equal to the value of such creditor's secured claim.

                  For the purposes of "cram-down" of the Plan, Class 3A (Common Stock) , 3B (Options and Warrants) and 3C (Securities Claims) are junior to all other classes. Because the holders of Class 3B interests (Options and Warrants) are deemed to reject the Plan, the Debtors will ask the Bankruptcy Court to determine that the Plan does not unfairly discriminate against Class 3B, and that the Plan is fair and equitable with respect to Class 3B. In such event, application of the "cram-down" provisions of the Bankruptcy Code to Class 3B would permit the confirmation of the Plan in its present form. Since Class 3B is the most junior class of Claims or Interests treated in the Plan, there would not, by definition, be any distribution to any junior class or interest.

                  In the event that the holders of Class 3A Interest (Common Stock) or Class 3C Claims (Securities Claims) reject the Plan, the Debtors would ask the Bankruptcy Court to make the same findings described in the previous paragraph. Because the Plan does not provide for a distribution to Class 3B, the only Class potentially junior to Class 3A and Class 3C, the first element of the "cram-down" test would be satisfied. The Debtors also would ask the Bankruptcy Court to determine that the distributions made to Class 3A (Common Stock) and Class 3C (Securities Claims) do not unfairly discriminate against either Class 3B (Options and Warrants) or each other. If the Bankruptcy Court concluded that it could not make such findings, the Plan could not be confirmed by a "cram-down" of Class 3A or Class 3C, while retaining its other terms and provisions.

                  In the event that the holders of Class 2C claims (General Unsecured Claims) reject the Plan, the Debtors would ask the Bankruptcy Court to make the same findings described above. Because of distributions proposed to be made to Class 3A (Common Stock), the Debtors would be required to show that Plan distributions are of a value which will satisfy Class 2C Claims in full. Otherwise, the best interests test would not be satisfied. Upon a finding that Plan distributions provide full satisfaction of Class 2C Allowed Claims, the first element of the "cram-down" test would be satisfied. The Debtors would then ask the Bankruptcy Court to determine that the cash distributions made to Class 2A (Convenience Claims) did not unfairly discriminate against Class 2C. If the Bankruptcy Court concluded that it could not make such findings, the Plan could not be confirmed by a "cram-down" of Class 2C.

                  In the event that the holders of Class 2A claims (Convenience Claims) reject the Plan, the Plan could not be confirmed in its present form because of the distributions proposed to be made to Class 3A (Common Stock). If the Plan were amended to eliminate the current distribution to Class 3A or to increase the amount of the Class 2A distribution to 100%, the Debtors could seek to apply the "cram-down" provisions to Class 2A (Convenience Claims). Such a result would require findings that Plan treatment of Class 2C (General Unsecured Claims) did not unfairly discriminate against Class 2A. Without such findings, the Plan could not be confirmed through "cram-down" of Class 2A.

                  In the event that the holders of Class 1A claims (Merrill Lynch Claims) or Class 1B claims (Imperial Bank Claims) reject the Plan, the Debtors would ask the Bankruptcy Court to make findings permitting the Plan to be confirmed through "cram-down" of such classes. Such a result would require the Bankruptcy Court to conclude that the distributions made to the holders of the Claims in such Classes was of a value equal to the allowed amount of such holders of Secured Claims and that, to the extent that such Classes include the Unsecured portion of the Merrill Lynch and Imperial Bank Claims, that the Plan provides full satisfaction of such claims. If the Bankruptcy Court was not able to reach such a conclusion, the Plan could not be confirmed over the non-acceptance of Class 1A or Class 1B.

                  Since Class 1C (Other Secured Claims) and Class 2B (Intercompany Claims) are not "Impaired" under the Plan, the votes of holders of Class 1C and Class 2B Claims are not required and provisions for "cram-down" in the event of non-acceptance are not applicable.

                  The use of the "cram-down" provisions by the Debtors could result in lengthy and complicated litigation which could substantially delay or prevent the confirmation of the Plan. The Debtors will weigh such factors in determining whether to seek a "cram-down" of a non-accepting Impaired class of creditors or shareholders.


                           H. ALTERNATIVES TO THE PLAN


                  The Debtors believe the Plan affords creditors the potential for the greatest recovery realistically available in the immediate future, and, thus, is in the best interests of creditors. If the Plan is not confirmed, the alternatives may include an alternative plan of reorganization or a liquidation of the Debtors' assets under Chapter 7 of the Bankruptcy Code.

1.       LIQUIDATION UNDER CHAPTER 7.

                  The Debtors' Chapter 11 reorganization cases could be converted to liquidation cases under Chapter 7 of the Bankruptcy Code either at the Debtors' election or as a result of a motion for such conversion by a creditor or other interested party. In the event of such a Chapter 7 liquidation, a trustee would be elected by creditors or designated by the United States Trustee to liquidate all of the Debtors' assets and ultimately to distribute the proceeds in accordance with priority rules of distribution contained in the Bankruptcy Code.

                  Even before the priority rules would be applied with respect to distributions in a liquidation proceeding, it is possible that litigation would be commenced in connection with preference, reclamation, and equitable subordination or other issues, in which case the treatment of certain claims or groups of claims would be uncertain. Additional administration expenses and delays in making distributions in the liquidation proceeding would probably also result. Moreover, the consideration paid by the Investors under the Plan for the New Common Stock would be unavailable in a liquidation. For such reasons, the Debtors believe that the amount ultimately distributed by a Chapter 7 trustee on account of each allowed claim would be considerably less than that expected under the Plan. See Exhibit 3 and 4.

2.       ALTERNATIVE PLANS.

                  If the Plan is not confirmed, the Debtors or any other party in interest also could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtors' businesses or an orderly liquidation of their assets. In view of the expiration of the Debtors' period of exclusivity, such alternative plans could be filed by other parties in interest if they so elect. The Debtors cannot predict what return might be available to creditors or shareholders under an alternative plan(s).


                       I. DESCRIPTION OF NEW COMMON STOCK


                  The New Common Stock will be the Common Stock of New Unitech as of the Effective Date. As of the Effective Date, there will be Thirty Million (30,000,000) authorized shares of New Common Stock, of which approximately 4,600,000 shares are expected to be issued and outstanding. Holders of New Common Stock will be entitled to vote for the election of directors and on all matters submitted to a vote of stockholders of New Unitech, with each share of New Common Stock being entitled to one vote with respect to such matters.

         Holders of the New Common Stock will not have a right to cumulate votes in the election of directors, which means that the holders of a majority of the voting power of New Unitech voting in the election of directors could elect 100% of the directors if they chose to do so, and, in such event, the other holders would not be able to elect any person or persons to the Board of Directors. The terms of the Board of Directors of New Unitech are not classified. For a discussion of the separate voting rights of holders of New Preferred Stock, see Section J., "Description of New Preferred Stock."

                  All shares of New Common Stock will be entitled to share equally in dividends from sources legally available for the payment of dividends, when, as, and if declared by the Board of Directors, and upon liquidation or dissolution of the Debtors, whether voluntary or involuntary, to share equally in its assets available for distribution to stockholders.

                  The Certificate of Incorporation of New Unitech contains provisions which may limit the transferability of the shares of New Common Stock for specified periods after confirmation of the Plan. These provisions are designed to prevent a so-called "change of control" as provided under the tax laws. If such a change of control occurred, it would result in the loss of certain favorable tax attributes which the Debtors have sought to preserve. For further discussion of various tax elements of the Plan, see Section K., "Certain Federal Tax Consequences".

                  For further details regarding limitations on transfer and other specific terms of the New Common Stock, parties should refer to the Certificate of Incorporation of New Unitech, attached as Exhibit F to the Plan.


                      J. DESCRIPTION OF NEW PREFERRED STOCK


                  The New Preferred Stock will be preferred stock of New Unitech as of the Effective Date. As of the Effective Date there will be Ten million (10,000,000) authorized shares of new preferred stock, of which approximately Three Million Five Hundred Thousand

(3,689,117) are expected to be issued and outstanding. Holders of New Preferred Stock will be entitled to vote for the election of directors and in all matters submitted to a vote of stockholders of New Unitech, with each share of New Preferred Stock being entitled to one vote with respect to such matters. Except for particular voting rights described below, the shares of New Preferred Stock will have the same relative voting power as shares of New Common Stock.

                  Holders of the New Preferred Stock will not have a right to cumulate votes in the election of directors, which means that the holders of a majority of the voting power of New Unitech voting in the election of directors could elect 100% of the directors if they chose to do so, and, in such event, the other holders would not be able to elect any person or persons to the Board of Directors. The terms of the Board of Directors of New Unitech are not classified. Pursuant to the Certificate of Incorporation of New Unitech, holders of New Preferred Stock will be entitled, until December 31, 1998, to separately elect one Director of New Unitech.

                  In addition to matters on which holders of New Preferred Stock vote together with holders of New Common Stock, the holders of New Preferred Stock will vote separately on certain matters. Without the advance consent of the holders of a majority of the New Preferred Stock outstanding, New Unitech may not: (i) alter or change any rights, privileges or preferences of the New Preferred Stock; (ii) increase or decrease the authorized number of shares of New Preferred Stock; (iii) authorize, issue or create (by reclassification or otherwise) shares of any class or series of stock equal in priority or having any preference over the New Preferred Stock with respect to liquidation payments; (iv) amend or waive any provision of the Certificate or Bylaws of New Unitech relative to the New Preferred Stock; (v) authorize or approve any liquidation or dissolution of New Unitech; (vi) authorize or approve any merger, consolidation of New Unitech; or (vii) authorize or approve any sale or transfer of all or substantially all of the assets of New Unitech.

                  The New Preferred Stock ranks senior in liquidation preference to the New Common Stock. Upon any liquidation, dissolution or winding up, New Unitech may not make any distribution to the holders of New Common Stock unless prior thereto, the holders of New Preferred Stock shall have received an amount equal to $1.50 per share.

                  Unless previously converted, all or any portion of the New Preferred Stock may be redeemed on a pro rata basis by New Unitech at its election from the holders of the New Preferred Stock at any time prior to December 31, 1997. The price at which the New Preferred Stock may be redeemed on such optional basis is $2.50 per share.

                  The terms of the New Preferred Stock also provide for mandatory redemptions by New Unitech. New Unitech must redeem up to 333,334 shares of New Preferred Stock on each of June 30, 1997, December 31, 1997, June 30, 1998 and December 31, 1998. The price at which the New Preferred Stock will be redeemed on such mandatory basis is $1.50 per share. In the event that more than 333,334 shares are tendered for redemption on any such date, the shares tendered will be redeemed on a pro rata basis. If New Unitech fails to make a mandatory redemption payment, the holders of New Preferred Shares tendered for redemption will have the option, while such payment remains unpaid, to (x) demand accelerated redemption of any or all of their shares of New Preferred Stock, or (y) convert any or all of their shares of New

Preferred Stock to New Common Stock notwithstanding the December 31, 1998 limit otherwise applicable as described below.

                  At any time after December 31, 1998, the holders of New Preferred Stock shall have the right, at their option, to convert each share of New Preferred Stock into one share of common stock. The conversion ratio of the New Preferred Stock may be subject to adjustment for certain stock splits, stock dividends, combinations, reclassifications and similar events.

                  Shares of New Preferred Stock are not entitled to fixed dividends. However, in the event that cash dividends are declared with respect to the New Common Stock, shares of New Preferred Stock will receive an equivalent cash dividend.

                  The Certificate of Incorporation of New Unitech contains provisions which may limit the transferability of the shares of New Preferred Stock for specified periods after confirmation of the Plan. These provisions are designed to prevent a so-called "change of control" as provided under the tax laws. If such a change of control occurred, it would result in the loss of certain favorable tax attributes which the Debtors has sought to preserve. For further discussion of various tax elements of the Plan, see Section K., "Certain Federal Tax Consequences".

                  For further details regarding limitations on transfer and other specific terms of the New Preferred Stock, parties should refer to the Certificate of Incorporation of New Unitech, attached as Exhibit F to the Plan.

                       K. CERTAIN FEDERAL TAX CONSEQUENCES


         The following discussion sets forth the material federal income tax consequences of the Plan to the Debtors and holders of certain Claims. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code"), final, temporary, and proposed Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service or opinion of counsel has been or will be sought as to the federal income tax consequences of the Plan.

         The description that follows does not include all matters that may be relevant to any particular holder and could be affected by the specific facts and circumstances pertaining to such holder. Certain holders, including financial institutions, broker-dealers, tax-exempt entities, insurance companies, and foreign persons may be subject to special rules not discussed below.

         ALL HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS AS TO THEIR PARTICULAR TAX CONSEQUENCES ASSOCIATED WITH THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, OR ANY PROPOSED LEGISLATION. FURTHER, THERE CAN BE NO ASSURANCE THAT THE TAX CONSEQUENCES TO THE DEBTORS WILL BE AS DISCUSSED, SINCE SUCH TAX CONSEQUENCES WILL BE SUBJECT TO FUTURE EVENTS THAT CANNOT BE PREDICTED WITH CERTAINTY.

1.       CREATION OF AND TRANSFER TO NEW UNITECH

         The Plan will be implemented through the transfer of all of the assets of Unitech to New Unitech and the assumption by New Unitech of all of Unitech's liabilities and obligations under the Plan. This transfer will be pursuant to the terms and conditions of the Plan. Under the Plan, New Unitech will distribute its stock and debt to the holders of Unitech claims and interests as prescribed in the Plan. If, as the Debtors expect, the provisions of the Plan comply with the provisions of Section 368(a)(1)(G) of the Tax Code, the reorganization contemplated by the Plan will qualify as a "G reorganization" for federal income tax purposes, in which case Unitech will not recognize either gain or loss for federal income tax purposes upon the transfer of its assets to New Unitech.

         Generally, Section 368(a)(1)(G) of the Tax Code requires that, in order to qualify as a G reorganization, the transaction must meet the following conditions: (i) Unitech must transfer substantially all of its assets to New Unitech; (ii) all property received by Unitech in exchange for the transfer of its assets and all additional property that may remain in Unitech after such transfer must be distributed pursuant to a plan of reorganization; (iii) at least one former shareholder or "security" holder of Unitech must receive shares or "securities" of New Unitech (see "Importance of Whether Certain Debt Instruments Constitute 'Securities'" below); (iv) shareholders and creditors of Unitech must receive, as a result of holding Claims or Interests, a substantial continuing stock interest in New Unitech; and (v) New Unitech must continue a significant line of business theretofore conducted by Unitech or must use a significant amount of Unitech's historic business assets in some line of business. The Debtors believe that the terms of the Plan relating to New Unitech satisfy the requirements of a G reorganization.

         In such a G reorganization, New Unitech will acquire many of the federal income tax attributes of Unitech, including its net operating loss ("NOLs") carryovers as a result of the transfer of assets to New Unitech as described above. However, as discussed below, New Unitech's ability to utilize those NOLs against its future income will be subject to several special limitations under the Tax Code. See "Limitation on Use of NOLs" below. For purposes of this discussion, references to "Debtor" or "Debtors" will include New Unitech as the context requires.

2.       CONSEQUENCES TO HOLDERS OF CERTAIN CLAIMS

         a.  IMPORTANCE OF WHETHER CERTAIN DEBT INSTRUMENTS CONSTITUTE
             "SECURITIES"

         As discussed below with respect to the various Classes of Claims, the federal income tax consequences to the Claim holders of the exchanges provided for by the Plan will depend, in part, on whether certain debt instruments constitute "securities" for federal income tax purposes ("Securities" or "Security"). The term "security" is not defined in the Tax Code or in the regulations, and has not been clearly defined in court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a Security, one of the most important factors is the original term of the instrument, i.e., the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as Securities and instruments with a term of less than five years are likely not to be treated as Securities. The Debtors are not rendering federal income tax advice as to whether any of the debt instruments discussed below are, or are not, Securities. ACCORDINGLY, THE DEBTORS RECOMMEND THAT THE CLAIMS HOLDERS CONSULT WITH THEIR TAX ADVISERS AS TO THE PROPER TREATMENT OF THE RESPECTIVE DEBT INSTRUMENTS.

         b.  HOLDERS OF CLASS 1A - MERRILL LYNCH CLAIMS

         Under the Plan, Merrill Lynch will exchange the Merrill Lynch Claims for (i) cash, and (ii) the Merrill Secured Notes (the "Merrill Lynch Exchange"). If the Merrill Lynch Claims and the Merrill Secured Notes constitute Securities, the Merrill Lynch Exchange will likely constitute a partially tax-free reorganization exchange under Sections 354(a) and 356(a) of the Tax Code.

         If the sum of (i) the principal amount of the Merrill Secured Notes (or, if Merrill Lynch is a cash basis taxpayer, the fair market value of the Merrill Secured Notes) (other than any such Notes allocable to accrued interest), and (ii) the cash (other than any such cash allocable to accrued interest) exceeds Merrill Lynch's adjusted tax basis in the Merrill Lynch Claims (other than any portion of the basis in such Claims allocable to accrued interest), Merrill Lynch will realize gain on the Merrill Lynch Exchange in the amount of such excess. If Merrill Lynch's adjusted tax basis in the Merrill Lynch Claims (other than any portion of the basis in such Claims allocable to accrued interest) exceeds the sum of (i) the principal amount of the Merrill Secured Notes (or, if Merrill Lynch is a cash basis taxpayer, the fair market value of the Merrill

Secured Notes) (other than any such Notes allocable to accrued interest), and
(ii) the cash (other than any such cash allocable to accrued interest) received, Merrill Lynch will realize a loss on the Merrill Lynch Exchange equal to such excess. See the discussion below under the heading "Treatment of Accrued But Unpaid Interest." The amount of gain or loss recognized, if any, for federal income tax purposes on the Merrill Lynch Exchange depends (in part), however, on whether the Merrill Lynch Claims and/or the Merrill Secured Notes constitute Securities.

                  If the Merrill Secured Notes and the Merrill Lynch Claims Constitute Securities

         If the Merrill Secured Notes and the Merrill Lynch Claims constitute Securities, Merrill Lynch will recognize gain (if any), but not loss, on the Merrill Lynch Exchange equal to the lesser of (i) the amount of gain realized on the Merrill Lynch Exchange, or (ii) the sum of (A) the cash (other than any such cash allocable to accrued interest) received, and (B) the fair market value of the excess, if any, of the principal amount of the Merrill Secured Notes (other than any such Notes allocable to accrued interest) over the principal amount of the Merrill Lynch Claims (other than any such Claims allocable to accrued interest).

                  If Either the Merrill Secured Notes or the Merrill Lynch Claims Are Not Securities

           If either the Merrill Secured Notes or the Merrill Lynch Claims are not Securities, Merrill Lynch will recognize gain or loss on the Merrill Lynch Exchange measured by the difference between (i) the sum of (A) the cash (other than any such cash allocable to accrued interest), received and (B) the principal amount of the Merrill Secured Notes (or, if Merrill Lynch is a cash basis taxpayer, the fair market value of the Merrill Secured Notes) (other than any such amount allocable to accrued interest), and (ii) Merrill Lynch's adjusted tax basis in the Merrill Lynch Claims (other than any portion of such basis allocable to accrued interest).


                  If Some Portion, But Not All, of the Merrill Lynch Claims Constitutes Securities

         If some portion, but not all, of the Merrill Lynch Claims constitutes Securities, the exchange of the Merrill Lynch Claims will be treated as two separate exchanges, one involving the portion of such Claims that constitutes a Security and the other involving such portion that does not constitute a Security. Each resulting exchange will then be treated as described in the above applicable discussion.

         c.  HOLDERS OF CLASS 1B - IMPERIAL BANK CLAIMS

         Under the Plan, Imperial Bank will exchange the Imperial Bank Claims for (i) cash, (ii) the Imperial Secured Notes, and (iii) 800,000 shares of New Preferred Stock (the "Imperial Bank Exchange"). If the Imperial Bank Claims constitute Securities, the Imperial Bank Exchange will likely constitute a partially tax-free reorganization exchange under Sections 354(a) and 356(a) of the Tax Code.

         If the sum of (i) the fair market value of the New Preferred Stock,
(ii) the principal amount of the Imperial Secured Notes (or, if Imperial Bank is a cash basis taxpayer, the fair market value of the Imperial Secured Notes) (other than any portion of such Notes allocable to accrued interest), and (iii) the cash (other than any portion of such cash allocable to accrued interest) received exceeds Imperial Bank's adjusted tax basis in the Imperial Bank Claims (other than any portion of the basis in such Claims allocable to accrued interest), Imperial Bank will realize gain on the Imperial Bank Exchange in the amount of such excess. If Imperial Bank's adjusted tax basis in the Imperial Bank Claims (other than any portion of the basis in such Claims allocable to accrued interest) exceeds the sum of (i) the fair market value of the New Preferred Stock (other than any such Stock allocable to accrued interest), (ii) the principal amount of the Imperial Secured Notes (or, if Imperial Bank is a cash basis taxpayer, the fair market value of the Imperial Secured Notes) (other than any portion such Notes allocable to accrued interest), and (iii) the cash (other than any portion of such cash allocable to accrued interest) received, Imperial Bank will realize a loss on the Imperial Bank Exchange equal to such excess. See the discussion below under the heading "Treatment of Accrued But Unpaid Interest." The amount of gain or loss recognized, if any, for federal income tax purposes on the Imperial Bank Exchange depends (in part), however, on whether the Imperial Bank Claims and/or the Imperial Secured Notes constitute Securities.

                  If the Imperial Bank Claims and the Imperial Secured Notes Constitute Securities

         If the Imperial Bank Claims and the Imperial Secured Notes constitute Securities, Imperial Bank will recognize gain (if any), but not loss, on the Imperial Bank Exchange equal to the lesser of (i) the amount of gain realized on the Imperial Bank Exchange, or (ii) the sum of (A) the cash (other than any such cash allocable to accrued interest) received, and (B) the fair market value of the excess, if any, of the principal amount of the Imperial Secured Notes (other than any such Notes allocable to accrued interest) over the principal amount of the Imperial Bank Claims (other than any such Claims allocable to accrued interest).

                  If the Imperial Bank Claims Are, But the Imperial Secured Notes Are Not, Securities

         If the Imperial Bank Claims are, but the Imperial Secured Notes are not, Securities, then Imperial Bank will recognize gain (if any), but not loss, equal to the lesser of (i) the amount of gain realized on the Imperial Bank Exchange, or (ii) the sum of the cash (other than cash allocable to accrued interest) received and the fair market value of the Imperial Secured Notes (other than any such Notes received allocable to accrued interest).

                  If the Imperial Bank Claims Are Not Securities

         If the Imperial Bank Claims are not Securities, Imperial Bank will recognize gain or loss on the Imperial Bank Exchange measured by the difference between (i) the sum of (A) the fair market value of New Preferred Stock received (other than any such Stock allocable to accrued interest), (B) the principal amount of the Imperial Secured Notes (or, if Imperial Bank is a cash basis taxpayer, the fair market value of the Imperial Secured Notes) (other than any such Notes allocable to accrued interest), and (C) the cash (other than any portion of such cash allocable to accrued interest) received, and (ii) Imperial Bank's adjusted tax basis in such Claims (other than any such Claims for accrued interest).

                  If the Imperial Secured Notes and Some Portion, But Not All, of the Imperial Bank Claims Constitutes Securities

         If the Imperial Secured Notes and some portion, but not all, of the Imperial Bank Claims constitutes Securities, the exchange of the Imperial Bank Claims will be treated as two separate exchanges, one involving the portion of such Claims that constitutes a Security and the other involving such portion that does not constitute a Security. Each resulting exchange will then be treated as described in the above applicable discussion.

                  Future Sale of New Preferred Stock

         In general, any gain or loss recognized on a subsequent sale or exchange of the New Preferred Stock will be capital gain or loss if the Stock is held as a capital asset. However, gain on the disposition of New Preferred Stock acquired in exchange for Imperial Bank Claims generally will be treated as ordinary income (i) to the extent that deductions for worthlessness or partial worthlessness of such Claims have been allowed to Imperial Bank, and (ii) to the extent of any ordinary loss allowed to Imperial Bank on the exchange minus any gain recognized or income realized on the exchange. Dividends, if any, paid with respect to the New Preferred Stock will be classified as ordinary income, return of capital, or capital gain, depending on the extent of the New Unitech's current or accumulated earnings and profits for tax purposes.

                  Potential Accelerated, Ordinary Income Treatment for the Preferred Stock Redemption Premium

         The New Preferred Stock is subject to both a mandatory redemption and an optional redemption at the discretion of New Unitech. Both redemption possibilities may give rise to ordinary dividend income to the holders of the New Preferred Stock. With respect to the mandatory redemption, the Tax Code will require the holders of New Preferred Stock to treat a portion of the difference between the redemption price and the issue price of the New Preferred Stock (unless such difference does not exceed a prescribed de minimis amount) as a distribution by New Unitech with respect to its stock (and thus an ordinary income dividend to the extent of earnings and profits) during each year that such stock is outstanding, under economic accrual principles similar to those applicable to original issue discount. The redemption price in the event of a mandatory redemption is $1.50 per share; because it is arguable that the value of each share of New Preferred Stock is less than $1.50 at the date of its issuance, it is also arguable that the issue price of the New Preferred Stock is less than $1.50, which could then lead to the accrual of dividend income to the holders of such stock as described above.

         With respect to the optional redemption, in which the redemption price is $2.50 per share, it is possible that a portion of the difference between the redemption price and the issue price of the New Preferred Stock will be treated as a distribution with respect to stock (and thus an ordinary income dividend to the extent of earnings and profits), unless holders of the New Preferred Stock can establish, as of the issue date, that it is more likely than not that such stock will not be redeemed. As is the case with the mandatory redemption, the portion of the redemption premium treated as a distribution in each year will be determined under economic accrual principles similar to those applicable to original discount.

         d.  HOLDERS OF CLASS 2A - CONVENIENCE CLAIMS

         Holders of Class 2A Convenience Claims will exchange their Claims on the Distribution Date for cash. The exchange of a Class 2A Convenience Claim for cash will be a taxable transaction. As a consequence, holders of Class 2A Claims will recognize gain or loss on the transaction measured by the difference between (1) the amount of cash received (other than any cash allocable to accrued interest), and (ii) such holder's adjusted tax basis in such Claim (other than any portion of such basis allocable to accrued interest). See "Treatment of Accrued But Unpaid Interest" below.

         e.  HOLDERS OF CLASS 2C - UNSECURED CLAIMS

         Holders of Class 2C Unsecured Claims will exchange their Claims on the Distribution Date for (i) cash in the amount of Twenty percent (20%) of their respective Class 2C Allowed Claims [up to an aggregate maximum of One Million Dollars ($1,000,000)], and (ii) one share of New Preferred Stock for each $1.50 of the remaining approximately Eighty percent (80%) of such Class 2C Allowed Claim.

                  If the Class 2C Claims Are Not Securities

         If the Class 2C Unsecured Claims are not Securities, the Holders will recognize gain or loss on the exchange measured by the difference between (i) the sum of (A) the fair market value of the New Preferred Stock received in the exchange (other than any such Stock allocable to accrued interest), (B) the cash (other than any portion of such cash allocable to accrued interest) received, and (ii) the Holders' adjusted tax basis in such Claims (other than any such Claims for accrued interest).


                  If the Class 2C Claims Constitute Securities

         If the Class 2C Claims constitute Securities, the Holders will recognize gain (if any), but not loss, on the exchange equal to the lesser of
(i) the amount of gain that would be recognized if such claims were not Securities (see "If the Class 2C Claims Are Not Securities" above) or (ii) the amount of the cash (other than any such cash allocable to accrued interest) received.

                  If Some Portion, But Not All, of the Class 2C Claims Constitutes Securities

         If some portion, but not all, of the Class 2C Claims constitutes Securities, the exchange of the Class 2C Claims will be treated as two separate exchanges, one involving the portion of such Claims that constitutes a Security and the other involving such portion that does not constitute a Security. Each resulting exchange will then be treated as described in the above applicable discussion.

                  Future Sale of New Preferred Stock

         In general, any gain or loss recognized on a subsequent sale or exchange of the New Preferred Stock will be capital gain or loss if the Stock is held as a capital asset. However, gain on the disposition of New Preferred Stock acquired in exchange for Class 2C Claims generally will be treated as ordinary income (i) to the extent that deductions for worthlessness or partial worthlessness of such Claims have been allowed to Holders, and (ii) to the extent of any ordinary loss allowed to Holders on the exchange minus any gain recognized or income realized on the exchange. Dividends, if any, paid with respect to the New Preferred Stock will be classified as ordinary income, return of capital, or capital gain, depending on the extent of the New Unitech's current or accumulated earnings and profits for tax purposes.

                  Potential Accelerated, Ordinary Income Treatment for the Preferred Stock Redemption Premium

         The New Preferred Stock is subject to both a mandatory redemption and an optional redemption at the discretion of New Unitech. Both redemption possibilities may give rise to ordinary dividend income to the holders of the New Preferred Stock. With respect to the mandatory redemption, the Tax Code will require the holders of New Preferred Stock to treat a portion of the difference between the redemption price and the issue price of the New Preferred Stock (unless such difference does not exceed a prescribed de minimis amount) as a distribution by New Unitech with respect to its stock (and thus an ordinary income dividend to the extent of earnings and profits) during each year that such stock is outstanding, under economic accrual principles similar to those applicable to original issue discount. The redemption price in the event of a mandatory redemption is $1.50 per share; because it is arguable that the value of each share of New Preferred Stock is less than $1.50 at the date of its issuance, it is also arguable that the issue price of the New Preferred Stock is less than $1.50, which could then lead to the accrual of dividend income to the holders of such stock as described above.

         With respect to the optional redemption, in which the redemption price is $2.50 per share, it is possible that a portion of the difference between the redemption price and the issue price of the New Preferred Stock will be treated as a distribution with respect to stock (and thus an ordinary income dividend to the extent of earnings and profits), unless holders of the New Preferred Stock can establish, as of the issue date, that it is more likely than not that such stock will not be redeemed. As is the case with the mandatory redemption, the portion of the redemption premium treated as a distribution in each year will be determined under economic accrual principles similar to those applicable to original discount.

         f.  HOLDERS OF CLASS 3A - COMMON STOCK

         The holders of Class 3A Common Stock that are current holders of such Stock will receive, for each share of Common Stock owned, (i) four-tenths (.4) of a share of New Common Stock, and (ii) the right to purchase, as of the Distribution Date, for a Cash price of $1.50 per share, two-tenths (.2) of a share of New Common Stock. The exchange of Class 3A Common Stock for New Common Stock may constitute a reorganization exchange under Section 354(a) of the Tax Code, a Section 351 Transaction, or a tax-free exchange of common stock for common stock under Section 1036 of the Tax Code, with the likely consequence that the holders of the Class 3A Common Stock will not recognize any gain or loss on the exchange. However, see the discussion below under the heading "Treatment of Accrued But Unpaid Interest."

         The exchange of Class 3A Common Stock for the right to purchase (the "Purchase Right"), as of the Distribution Date, for a Cash price of $1.50 per share, two-tenths (.2) of a share New Common Stock for each share of Common Stock held will likely not be a taxable exchange. To the extent that the New Common Stock is worth $1.50 per share or less at the Distribution Date, the receipt of the New Common Stock will not represent an amount realized by the shareholders in exchange for the Class 3A Common Stock. To the extent that the New Common Stock is worth more than the $1.50 per share, the additional New Common Stock received over the purchase price paid will likely be treated as received in exchange for the Class 3A Common Stock and should be treated in the manner described in the preceding paragraph. As a consequence, it is likely that holders of Class 3A Common Stock will not recognize gain or loss on the exchange of Class 3A Common Stock for the Purchase Right.

         g.  RESERVE FUND FOR SUBSEQUENTLY ALLOWED CLAIMS OR INTERESTS

          On the Distribution Date, the Debtors will set aside and retain in the Reserve Fund Cash to make payments in respect of subsequently allowed Claims or Interests. The Debtors will likely be subject to federal income tax on the income or gain earned by the Reserve Fund.

         h. CHARACTER OF GAIN, BASIS, AND HOLDING PERIOD

         The character of the various potential gains, losses, and income described above as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors. These factors include whether the particular Claim constitutes a capital asset in the hands of the Claim holder, whether the Claim has been held for more than one year, whether the Claim was purchased at a discount, and whether and to what extent the Claim holder has previously claimed a bad debt deduction with respect to such Claim.

         In the case of any exchange described above that constitutes a reorganization exchange, the Claim holder's basis in the Security received will equal the Claim holder's adjusted tax basis in the Security surrendered, decreased by the amount of cash and the value of any additional property or rights received, and increased by any gain recognized in respect of the Claim. The Claim holder's holding period for the Security received will include the Claim holder's holding period for the Security surrendered, provided such Security was held as a capital asset. The Claim holder's basis in any non-Security property or rights received in the exchange will be equal to the fair market value of such property or rights, and the holding period of such property or rights will begin on the day after receipt thereof.

         In the case of any exchange described above that does not constitute a reorganization exchange, the Claim holder's basis in all property and rights received will be equal to the fair market value of such property or rights. The Claim holder's holding period of such property or rights will begin on the day after receipt thereof.

         i.  TREATMENT OF ACCRUED BUT UNPAID INTEREST

         Holders of Claims that have not previously included in their taxable income accrued but unpaid interest on a Claim may be treated as receiving taxable interest to the extent any consideration they receive under the Plan is allocable to such accrued but unpaid interest. Holders of Claims that have previously included in their taxable income accrued but unpaid interest on a Claim may be entitled to recognize a deductible loss to the extent such accrued but unpaid interest is not satisfied under the Plan.

         j.  ORIGINAL ISSUE DISCOUNT

         The Merrill Secured Notes and the Imperial Secured Notes are not expected to have original issue discount because they are not expected to have "issue prices" less than their "stated redemption prices at maturity." (Original issue discount must be recognized as income over the term of the debt instrument pursuant to Sections 1271 through 1275 of the Tax Code.) Where a debt instrument (such as the Merrill Secured Notes and the Imperial Secured Notes) is issued in exchange for another debt instrument (such as the Merrill Lynch Claims and the Imperial Bank Claims), and neither the newly issued debt instrument nor the prior debt instrument is traded on an established securities market, the issue price of the new debt instrument is its stated principal amount if the instrument bears "adequate stated interest."

         The Merrill Lynch Claims and the Imperial Bank Claims have not been, and it is expected that the Merrill Secured Notes and the Imperial Secured Notes will not be, traded on an established securities market. It is further expected that the Merrill Secured Notes, which bear interest at a fixed rate equal to 10% per annum, and the Imperial Secured Notes, which bear interest at a fixed rate equal to 12% per annum, will have adequate stated interest. Accordingly, the issue price and the stated redemption price at maturity of the Merrill Secured Notes and the Imperial Secured Notes should both be equal to the principal amounts thereof, and thus the Merrill Secured Notes and the Imperial Secured Notes should have no original issue discount.

         k.  BACKUP WITHHOLDING

         All distributions under the Plan are subject to applicable withholding. Under the Tax Code, interest, dividends and other reportable payments may, under certain circumstances, be subject to backup withholding at a 31% rate. Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including corporations and financial institutions.

3.       CONSEQUENCES TO THE DEBTORS

         a.  REDUCTIONS OF THE DEBTORS' INDEBTEDNESS

         The principal amount of the Debtors' aggregate outstanding indebtedness will be substantially reduced under the Plan. Generally, the cancellation or other discharge of indebtedness triggers ordinary income to a debtor equal to the excess of the principal amount (as determined for federal income tax purposes) of the indebtedness discharged over the aggregate value of cash and other property (including stock of the Debtors) transferred in satisfaction of the debt. If debt is discharged in a case under the Bankruptcy Code, however, no ordinary income to the debtor generally results. Instead, certain tax attributes otherwise available to the debtor are reduced, in most cases by the amount that would otherwise be included as ordinary income.

         Tax attributes are subject to reduction generally in the following order: (i) net operating losses and NOL carryovers; (ii) general business credit carryovers; (iii) minimum tax credits; (iv) capital losses and capital loss carryovers; (v) the tax basis of the debtor's depreciable and non-depreciable assets, including inventory; (vi) passive activity loss and credit carryovers; and (vii) foreign tax credit carryovers. Attribute reduction is calculated only after the tax for the year of discharge has been determined, and asset basis reduction applies to property held by the debtor at the beginning of the taxable year following the taxable year in which the discharge occurs. Asset basis reduction is generally not required in an amount greater than the excess of the aggregate tax bases of the property held by the debtor immediately after the discharge over the aggregate of the debtor's liabilities immediately after the discharge. In very general terms, the basis of property other than inventory and notes and accounts receivable is reduced before the basis of inventory and notes and accounts receivable.

         Because the Debtors believe that the sum of the cash, the principal amount of the debt, and the fair market value of the stock of New Unitech to be distributed to creditors under the Plan will generally approximate the amount of debt satisfied thereby, it is not expected that New Unitech will be required to reduce its tax attributes by a substantial amount as a result of the Plan. However, it is expected that New Unitech will be required to reduce its NOLs to a limited extent. Because the amount of the Debtors' cancellation of indebtedness income is not expected to exceed the amount of the NOLs, it is not expected that New Unitech will be required to reduce tax attributes other than NOLs, unless New Unitech elects to reduce its basis in depreciable assets before it reduces its other tax attributes. If New Unitech elects to first reduce its basis in depreciable assets, NOLs (and other tax attributes) would be reduced only to the extent, if any, that the Debtors' cancellation of indebtedness income exceeds the Debtors' adjusted tax bases in their depreciable assets. These tax attribute reductions will likely have the effect of subjecting New Unitech to greater federal income tax liabilities than would occur absent the attribute reduction for its taxable years following implementation of the Plan.

         b.  LIMITATION ON USE OF NOLS

         The Debtors, which are a part of a consolidated group (the "Consolidated Group"), will very likely experience an "ownership change" for purposes of Section 382 of the Tax Code upon consummation of the Plan. In general, a group of corporations filing consolidated federal income tax returns experiences an ownership change if the percentage of stock of the parent corporation of such group owned by one or more stockholders that each own at least five percent of the stock of such corporation (or certain specified groups of stockholders) increases by more than 50 percentage points within a prescribed time period. In general, after a consolidated group of corporations experiences an ownership change, the amount of NOLs (and "built-in losses," if any, as defined for this purpose) arising before the ownership change that the group is permitted to use each year after the ownership change may not exceed a specified amount, referred to as the "Section 382 Limitation" and described below.

         Assuming that the Consolidated Group experiences an ownership change, it may qualify for the so-called "Bankruptcy Exception" from the Section 382 Limitation under Tax Code Section 382(l)(5); however, the effect on the NOLs required under the Bankruptcy Exception may impose a greater tax burden on the Consolidated Group than the alternative of being subject to the Section 382 Limitation. This might be the case, for example, if, within two years after the ownership change resulting from consummation of the Plan, New Unitech experiences another ownership change (which, for example, could result at least in part from the mandatory or optional redemption of New Preferred Stock). If the Bankruptcy Exception is utilized and another ownership change occurs (whether from the redemption of New Preferred Stock or otherwise) within the two-year period referred to above, then New Unitech's Section 382 Limitation for any year thereafter would be zero and New Unitech would not be permitted to reduce otherwise taxable income by any NOL carryovers attributable to pre-ownership change years.

         If the Consolidated Group determines that the Bankruptcy Exception would impose a tax burden on it greater than that resulting from application of the Section 382 Limitation, the Consolidated Group will likely elect not to have the Bankruptcy Exception apply. The Consolidated Group would then be subject to the Section 382 Limitation, which would be calculated by multiplying the "long-term tax-exempt rate" (which is a rate announced monthly by the Service and is 5.80 percent for the month of October 1996 and 5.64 percent for the month of November 1996) by the sum of (i) the value of the outstanding stock of the members of the Consolidated Group (other than such stock owned by a Consolidated Group member) immediately before consummation of the Plan plus (ii) the increase in the value of the Debtors resulting from the discharge of creditor claims pursuant to the Plan.

                        L. CERTAIN SECURITIES LAW MATTERS


                  The Debtors believe that the issuance of debt instruments and/or preferred stock to Merrill Lynch, Imperial, or holders of Allowed Class 2C Claims under the Plan, to the extent the issuance of debt instruments and/or preferred stock may be deemed to constitute an offer of securities, is being made in compliance with Sections 1126(b)(2) and 1145 of the Bankruptcy Code.
Section 1145 of the Bankruptcy Code generally provides, subject to certain exceptions, that the securities registration and qualification requirements of federal and state securities laws do not apply to the offer or sale of securities by Debtors if the offer or sale occurs under a plan of reorganization and the securities are transferred in exchange (or principally in exchange) for a claim against or interest in Debtors.

                  Similarly, the Debtors believe that the New Common Stock being offered to the holders of Class 3A Allowed Interests in exchange (or principally in exchange) for their existing share ownership is, likewise, being made in compliance with Sections 1126(b)(2) and 1145 of the Bankruptcy Code. Although holders of Class 3A Allowed Interests will also receive the right to purchase shares of New Common Stock for cash, the amounts issued in exchange for such holders' existing share ownership will exceed the amounts subject to subscription.

                  Generally, securities issued in accordance with Section 1145 of the Bankruptcy Code may be subsequently resold without specific securities law limitations. However, any holder of such securities who is deemed to be and "underwriter" under Section 1145(b) will be unable to resell such securities absent registration under applicable securities laws or the availability of an exemption from such registration. An "underwriter" for this purpose would include any person who directly or indirectly controls the Debtors. The question of control would, in turn, be determined by a variety of factual considerations pertaining to the persons connections with the Debtors. GIVEN THE FACTUAL AND SUBJECTIVE NATURE OF SUCH ISSUES, THE DEBTORS MAKE NO REPRESENTATION CONCERNING THE ABILITY OF ANY PARTICULAR PERSON TO RESELL THE SECURITIES ISSUED UNDER THE PLAN. HOLDERS OF CLAIMS AND INTERESTS ARE URGED TO CONSULT THEIR OWN LEGAL COUNSEL CONCERNING THEIR RIGHTS AND LIMITATIONS REGARDING TRANSFER OF SUCH SECURITIES.

                  To the extent that shares of New Common Stock are being purchased for cash by the Investors, the Debtors believe that such purchase is not exempt under Section 1145 from the registration and qualification requirements of applicable federal and state securities laws. However, based on information supplied to the Debtors by the Investors, the Debtors believe that the Investors constitute Accredited Investors for purposes of applicable federal securities laws. Accordingly, the Debtors believe that the issuance to the Investors of the New Common Stock may be made in reliance on exemptions for transactions which do not involve a public offering and which are made exclusively to Accredited Investors who acquire the securities for their own account and not with a view toward resale of distribution. Such shares of New Common Stock may not be resold by the Investors unless they are subsequently registered under the securities laws or unless an exemption from registration is available in such resale.

                  HOLDERS OF CLAIMS AGAINST THE DEBTORS THAT ARE EVALUATING WHETHER TO ACCEPT OR REJECT THE PLAN SHOULD CONSULT THEIR OWN LEGAL OR OTHER COUNSEL CONCERNING THE FACTS AND CIRCUMSTANCES WITH RESPECT TO THE ISSUANCE AND TRANSFER OF DEBT INSTRUMENTS AND EQUITY SECURITIES PURSUANT TO THE PLAN. THE DEBTORS CANNOT BE RESPONSIBLE FOR ANY LOSS OR DAMAGE WHICH IS ALLEGED TO OCCUR AS A RESULT OF RELIANCE UPON THIS DISCUSSION OF "CERTAIN SECURITIES LAWS MATTERS," WHICH IS INTENDED SOLELY AS AN AID TO CREDITORS IN UNDERSTANDING THE PLAN AND MERELY REPRESENTS THE DEBTORS' INTERPRETATION OF THE PROVISIONS DISCUSSED.

                  THE VIEWS OF THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION ON THIS MATTER HAVE NOT BEEN SOUGHT BY THE DEBTORS AND THEREFORE, THE DEBTORS CAN GIVE NO ASSURANCE REGARDING THE POSITION OF SUCH AUTHORITIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE PLAN OF REORGANIZATION.

                  NEITHER THE INSTRUMENTS OFFERED HEREBY NOR THE PLAN HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    M. FEES AND EXPENSES RELATING TO THE PLAN


                  Under the Bankruptcy Code, payments made by a plan proponent, by a debtor, or by a person issuing securities or acquiring property under a plan, for services or for costs and expenses in connection with the bankruptcy case or the plan, are subject to the approval of the Bankruptcy Court as reasonable.

                           N. STOCK PURCHASE AGREEMENT

                  Attached as Exhibit E to the Plan is a form of Stock Purchase Agreement entered into between Unitech and the Investors (the "Stock Purchase Agreement"). In general, the Stock Purchase Agreement sets forth the terms and conditions for the Investors' agreement to purchase New Common Stock issued by the reorganized Debtor. The Agreement also sets forth the terms and conditions under which the Investors agreed to purchase shares of New Common Stock which are not subscribed by existing shareholders under the provisions of the Plan.

                  The Stock Purchase Agreement also contains a relatively limited set of representations and warranties made by the Debtors regarding certain aspects of their business.

In addition, the Agreement sets forth the process and procedures for completion of the proposed acquisition by the Investors of the New Common Stock of the reorganized Debtors. References should be made to the agreement itself for further details regarding the terms and conditions of the purchase of New Common Stock.

                  Based on the assumption that all holders of Class 3A Interests exercise their right to subscribe for shares of New Common Stock, consummation of the transactions under the Plan and the Stock Purchase Agreement would result in ownership by the investors of 26% of the outstanding shares of New Common Stock. In addition, affiliates of the investors would, by virtue of their existing ownership of Common Stock, have received under the Plan or through subscription an additional 20% of the outstanding New Common Stock.

                  On the assumption that no holder of Class 3A Interests other than affiliates of the investors exercise their right to subscribe for shares of New Common Stock, consummation of the Plan and the Stock Purchase Agreement would result in ownership by the Investors of 51% of the outstanding shares of New Common Stock. In addition, affiliates of the Investors would, as a result of shares issued under the Plan or purchased upon subscription, own an additional 20% of the outstanding shares of New Common Stock.


                      O. MANAGEMENT OF REORGANIZED DEBTORS


                  At the time of the preparation of the Disclosure Statement, the Debtors anticipate that the following individuals will hold key management positions within the reorganized Debtors.

         Gerald C. Bellis, President and Chief Executive Officer

                  Mr. Bellis is the President and Chief Executive Officer of the Debtors. He is responsible for overseeing the overall operations of the Debtors and their subsidiaries and for the negotiation of all of the Debtors' principal supply arrangements. Mr. Bellis is projected to conclude his employment with the Debtors during November 1996. Such departure will require the Debtors to identify and employ a successor to fill Mr. Bellis' current position. Mr. Bellis has begun to make inquiries through management recruiting organizations in an effort to identify possible candidates for replacement. As of the date of this Disclosure Statement, no such candidates have been identified.

         P. Blake Willison, Vice President - Sales and Marketing

                  Mr. Willison is the Vice President of Sales and Marketing of the Debtors. Prior to joining Unitech, from 1986 until 1993, Mr. Willison held various sales and marketing management positions for NovAtel Carcom, a cellular product manufacturing company. From 1993 until he joined Unitech as its Vice President - Sales and Marketing during May 1994, Mr. Willison was Vice President of the Accessory Division for CellStar Corporation, then a

$500,000,000 wireless communications distribution company. In that capacity, Mr. Willison serviced both the OEM and aftermarket international account base.

         Virland A. Johnson - Chief Financial Officer and Secretary

                  Mr. Johnson, a Certified Public Accountant, has been Chief Financial Officer and Secretary of Unitech since May 1996. Prior to joining Unitech, Mr. Johnson served as the Vice-President of Finance and Controller of Ironstone Group, Inc., a publicly held tax consulting firm (formerly Belt Perry Associates, Inc.) from 1992 until 1996; President and Principal of Advantage Information Systems, Inc., a software engineering firm, from 1991 until 1992; Chief Financial Officer, Treasurer, and Director of The Younger Brothers Group, Inc., an integrated home building construction company 1984-1991. Mr. Johnson received his Bachelor of Science degree in Accounting from Arizona State University in 1982.

         Mark Chasey - Director of Engineering

                  Mr. Chasey joined Unitech during 1995 as the Director of Engineering. He brought to Unitech an extensive background in consumer and commercial products, product planning, design, development, technical management, and manufacturing. Additionally, Mr. Chasey spent eleven years focusing on offshore program management and product development and contract negotiations in South Korea, Taiwan, Hong Kong and China. Prior to joining Unitech, Mr. Chasey worked for Motif Inc. as their Marketing Program Manager, served as Director of Research and Development for Code-A-Phone Corporation and as Senior Project Manager for Diablo Research Corporation. Mr. Chasey holds a MS in Engineering Management and a BS in Electrical Engineering.

         Frederick Gilbert - Director of Manufacturing

                  Mr. Gilbert joined Unitech during 1995 as the Director of Manufacturing. His expertise is in the area of manufacturing management with extensive experience in high technology industries. Mr. Gilbert's previous positions include Vice President of Operations with Tensolite Co., a manufacturer of specialty wire and cable; Director of Manufacturing for Marquardt Switches, a manufacturer of commercial switches. Mr. Gilbert has also served in various capacities with General Electric Co. and Martin Marietta Missile Systems Division. Mr. Gilbert earned a BS in Metallurgical Engineering in 1980 from the University of Arizona.

         Anthony J. Gargiulo - Director

                  Mr. Gargiulo became a director of Unitech in February, 1994 and was appointed Chairman of the Board of Directors in April, 1994. Mr. Gargiulo has engaged in the private practice of law since 1956 and has engaged in development of commercial and residential real estate since 1970. Mr. Gargiulo graduated from the University of Boston Law School in 1956 with an L.L.B. degree.

         Paul Janssens-Lens - Director

                  Mr. Janssens-Lens became a director of Unitech in April, 1994. From 1983 until the present, he has been a co-founder, Vice President and later President of Soft Art, Inc., a privately-held company engaged in multilingual language applications and computational linguistics, including publication of thesaurus and translation dictionaries. Mr. Janssens-Lens is also the President of Appletree Capital Management Corporation, which acts as the General Partner of Patriot Growth Fund, L.P., a significant owner of Unitech Common Shares. Mr. Janssens-Lens graduated from the University of Louvain (Belgium) with a Master's Degree in Germanics Philosophy.

         John E. Epert - Director

                  Mr. Epert became a director of Unitech in April, 1994. Mr. Epert was the founder and president of Food for Health, Inc., a health food distributor, from 1971 until his retirement in 1991. He remains a director of Food For Health, Inc. and is a director of First Community Financial Corp., an asset based lender.

                  The Debtors expect to have a five (5) member board of directors. In addition to the foregoing directors, two of the remaining directors will be identified by the Debtors in information to be supplied at or before the Confirmation Hearing and will be independent of present or former Unitech affiliates. One additional director will be identified by creditor representatives at or before the Confirmation Hearing and will likewise be independent of present or former Unitech affiliates.


                 P. CURRENT AND PROJECTED FINANCIAL INFORMATION


                  As indicated elsewhere in this Disclosure Statement, among the primary contributing causes to the Debtors' commencement of their bankruptcy cases were material inaccuracies in the Debtors' financial information regarding its assets and results of operation. For this reason, the Debtors have elected not to include extensive historical financial information in this Disclosure Statement. It is believed that the benefit to creditors and shareholders of such historical information would likely be outweighed by risks of material inaccuracy in the information provided.

                  Subsequent to their commencement of these bankruptcy cases, the Debtors have sought to review, evaluate and correct the information set forth in their financial records. Included as part of Exhibit 2 to this Disclosure Statement are interim and unaudited financial information of the Debtor for the periods from November 1, 1995 through July 31, 1996. Such financial information has not been subject to audit but is believed by the Debtors to fairly present the Debtors financial condition at such dates and the results of their operations for the periods included.

                  The Bankruptcy Code requires that confirmation of a Plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors' and their professionals have analyzed Unitech's ability to meet its obligations under the Plan. As part of this analysis, the Debtors have prepared projections of Unitech's financial performance for the three fiscal years in the period January 1, 1997 through October 31, 1999 (the "Projection Period"). These projections, and the assumptions on which they are based, are included in Unitech Industries, Inc. and Subsidiaries Projected Financial Information annexed hereto as Exhibit 2. Based upon such projections, the Debtors believe that Unitech will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. The Debtors further believe that Unitech will be able to repay or refinance any and all of the then-outstanding secured indebtedness under the Plan at or prior to the maturity of such indebtedness.

                  The Projected Financial Information appended to this Disclosure Statement as Exhibit 2 includes the following:

                  1. Pro Forma Consolidated Balance Sheet of reorganized Debtor as of January 1, 1997;

                  2. Projected Consolidated Balance Sheet of reorganized Debtor as of October 31, 1997, 1998 and 1999;

                  3. Projected Consolidated Income Statements of reorganized Debtor for the ten months ending October 31, 1997 and each of the two fiscal years ending October 31, 1999;

                  4. Projected Consolidated Statements of Cash Flows of reorganized Debtor for the ten months ending October 31, 1997 and each of the two fiscal years ending October 31, 1999.

         The pro forma financial information and the projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date of the Plan and the initial distributions thereunder take place as of January 1, 1997.

         Unitech's management have prepared these financial projections based upon certain assumptions which they believe to be reasonable under the circumstances. Those assumptions considered to be significant are described in the Projected Financial Information, annexed hereto as Exhibit 2. The Projected Financial Information has not been examined or compiled by independent accountants. The Debtors make no representation as to the accuracy of the projections or Unitech's ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved through the Projection Period may vary from the projected results and the variations may be material.

                      VALUATION ANALYSIS OF ARTHUR ANDERSEN

         As part of the restructuring, the Debtors have requested that Arthur Andersen, LLP ("AA") prepare a preliminary going concern valuation of the reorganized Debtors' debt-free business enterprise. In preparing its preliminary analysis, AA, among other matters: (i) analyzed the available historical financial statements of Unitech; (ii) analyzed certain financial projections prepared by Debtors' management, including those financial projections set forth as Exhibit 2 to the Plan; (iii) prepared discounted cash flow analyses for the proforma company on a going-concern basis, based on the projections of cash flow to be available to the proforma reorganized Debtors, using various discount rates and the financial projections referred to above; (iv) considered the market values of publicly-traded companies that AA believes are in businesses reasonably comparable to the operating business of the reorganized Debtors; (v) considered certain economic and industry information relevant to the operating business of the company; (vi) discussed the current operations and prospects of the operating business with Debtors' management; and (vii) made such other analyses as AA deemed necessary or appropriate.

         AA assumed, without independent verification, the accuracy and completeness of all of the relevant financial and other information that was available to it from public sources and that was provided to AA by the Debtors or their representatives. With respect to the financial projections supplied to AA, AA assumed that the projections were prepared on a basis reflecting the best currently-available estimates and judgment of the Debtors' management as to the operating and financial performance of the reorganized Debtors. AA did not make any independent evaluations of the reorganized Debtors' assets, nor did AA independently verify any of the information it reviewed.

         As a result of such analyses, discussions, consideration, and assumptions, AA estimates that the going concern value of the reorganized Debtors debt-free business enterprise to be $16,000,000. AA's estimate is necessarily based on economic, market, financial, and other conditions as they existed on October 1, 1996, and on the information made available to it as of that date. It should be understood that, although subsequent developments may affect AA's conclusions, it does not have any obligation to update, revise, or reaffirm its estimate.

        AA's Discounted Cash Flow Analysis supporting the debt free, enterprise value of the reorganized Debtors is as follows:

                   UNITECH INDUSTRIES, INC. AND SUBSIDIARIES
                         DISCOUNTED CASH FLOW ANALYSIS
                                  (Unaudited)



                                         (10 Months)                                                               Residual
                                           FY 1997     %      FY 1998    %      FY 1999    %      FY 2000    %      FY 2001    %
                                         -----------        ----------        ----------        ----------        ----------
Net Sales                                19,997,530   100%  26,218,561  100%  30,232,349  100%  33,750,602  100%  38,530,643  100%

Cost Of Sales                            13,766,717    69%  18,170,252   69%  20,733,857   69%  22,856,414   68%  25,469,926   66%
                                         ----------         ----------        ----------        ----------        ----------
Gross Profit                              6,230,813    31%   8,048,299   31%   9,498,492   31%  10,894,188   32%  13,060,717   34%

Sales and Marketing Expenses                432,061     2%     548,831    2%     597,882    2%     647,864    2%     708,989    2%

Engineering Expense                         488,764     2%     618,322    2%     853,502    2%     690,736    2%     730,148    2%

General & Administrative Expense          2,159,806    11%   2,794,824   11%   2,989,317   10%   3,146,667    9%   3,328,789    9%

Depreciation                                242,769     1%     329,391    1%     386,691    1%     393,583    1%     415,867    1%
                                            -------            -------           -------           -------           -------
Income From Operations                    2,907,413    15%   3,756,931   14%   4,871,100   16%   6,015,338   16%   7,876,924   20%

Other Income & Expense                        5,000     0%       6,000    0%       6,000    0%       6,000    0%       6,000    0%

Interest Expense                            356,453     2%     373,943    1%     259,607    1%     186,306    1%     182,194    0%
                                            -------            -------           -------           -------           -------
Income Before Income Taxes                2,545,960    13%   3,376,988   13%   4,605,493   15%   5,823,032   17%   7,688,730   20%

Income Tax Provision                      1,018,384     5%   1,350,795    5%   1,842,197    6%   2,329,213    7%   3,075,492    8%
                                          ---------          ---------         ---------         ---------         ---------
Net Income                                1,527,576     8%   2,026,193    8%   2,763,296    9%   3,493,819   10%   4,613,238   12%

Interest Expense                            356,453     2%     373,943    1%     259,607    1%     186,306    1%     182,194    0%

Net Debt Free Income                      1,884,029     9%   2,400,136    9%   3,022,903   10%   3,680,125   11%   4,795,432   12%

Incremental (Increase) Decrease in         (792,926)         1,293,698          (855,596)         (736,358)
Working Capital                             242,769            329,391           386,681           393,583
Depreciation                               (105,000)          (289,000)         (284,000)         (229,000)
                                           --------           --------          --------          --------
Capital Expenditures                       (655,157)         1,334,089          (752,905)         (571,775)

Net Debt Free Cash Flow                   1,228,872          3,734,225         2,269,998         3,108,350

Residual Value (5X Net Operating                                                                                  39,384,620
Income)
Discount Rate                40%             0.8692             0.6365            0.4561            0.3258            0.2753
Present Value Factor                      1,068,120          2,384,312         1,035,265         1,012,597        10,843,493
Present Value of Net Debt Free
Cash Flow

Net Present Value of Net Debt             5,500,314
Free Cash Flows                          10,843,493
                                         ----------
Net Present Value of Residual            16,343,807
                                         ==========
Net Present Value of Debt Free
Cash Flows

         The foregoing does not purport to be a complete description of the analysis performed by AA. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. In performing its analysis, AA and Debtors' management made numerous assumptions with respect to industry performance, business and economic conditions, and other matters. The analyses performed by AA are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. AA's valuation also assumes that operating results projected by the reorganized Debtors will be achieved in all material respects, including significant growth in sales, gross profit and net income.


                    DEBTORS' SUPPLEMENTAL VALUATION ANALYSIS


         As described above, Debtors have requested that AA prepare a preliminary going concern valuation of the reorganized Debtors debt-free business enterprise that includes Unitech Industries, Inc. and Unitech Acquisition Corporation. In addition to the $16,000,000 enterprise valuation set forth by AA, management for the Debtors also believes there are significant positive attributes from Unitech Acquisition Corporation's foreign subsidiary Hericson Industries, Limited, a Hong Kong company and Hericson subsidiaries Dongguan Rida Plastic Co., Limited ("Rida") and Dongguan Summit Electronics Co., Limited ("Summit") (collectively "Hericson") both companies organized under and doing business in the Peoples Republic of China, as well as the value of any potential recoveries from claims ("Claims") the Debtors may have against:

         (a) Coopers & Lybrand, L.L.P., and its accountants, partners or employees who performed services for the Debtors or affiliates;

         (b) Semple and Cooper, and its accountants, partners or employees who performed services for the Debtors or affiliates;

         (c) Other entities providing pre-petition professional services to the Debtors; and

         (d) Former officers, directors, or employees of the Debtors with respect to pre-petition service to the Debtors.

         Such Claims are currently being reviewed. Given the nature of such Claims, however, no current estimate of the amounts that could be realized from such Claims exists, and the Debtors express no opinion as to their impact on enterprise value.

         AA has not valued any of the Debtors' Net Operating Losses that may be available to it to offset prior and future income tax liabilities due the uncertainty of possible utilization. The financial projections prepared by Debtors' management assumed a 40% combined Federal and

State income tax provision for all Debtor financial projection periods without giving any benefit of Debtors' Net Operating Losses that may be available.


         Debtors' management is of the opinion that additional value can be realized from the use of Debtors' available Net Operating Losses to offset prior and future Federal and State income tax liabilities. For fiscal year ending October 31, 1995, Debtors had approximately $11,000,000 of available Net Operating Losses that could be used to offset prior and future taxable income subject to very complex income tax laws and regulations. Additional Net Operating Losses are expected for Fiscal Year ending October 31, 1994 after the company files its amended income tax returns for that year, and the current Fiscal Year ending October 31, 1996. Depending upon future changes in ownership, some or all of these Net Operating Losses could be lost and unavailable for use against prior and future taxable income.

         As a result of their analysis, Debtors' management estimates that additional going concern business enterprise value can be attributed to Hericson, Rida, and Summit of approximately $1,000,000 to $1,500,000 based upon information available as of November 8, 1996, including:

         1.       Cash-on-hand of approximately $300,000;

         2.       Accounts Receivables of approximately $350,000;

         3.       Accounts Payable of approximately $380,000;

         4. The ability to use lower cost labor from the Far East to support the Debtors' operations as opposed to sub-contracting;

         5.       No secured debt;

         6. Hericson's approximate current position has improved from cash-on-hand of $1,000,000, no receivables, and accounts payable of $1,000,000 as of the Debtors' January 25, 1995 Petition Date;

         7. The existence of $2.5 and $3.0 million outside sales at 30% gross margins;

         8. Arthur Andersen's valuation did not count any profits left at Hericson as a result of transfer pricing;

         9.       Direct sourcing ability in the Far East; and

         10. Plant equipment, office equipment, inventory sufficient to do $7,000,000 to $8,500,000 in revenue.

         The above-described data is based solely on internal reviews of Hericson's operations by management for the Debtors. However, financial audits of Hericson for 1995 and 1996 are in progress. Debtors' management anticipates that valuations for the inventory and equipment of Hericson will be reflected in the 1995 and 1996 audit reports.

         In response to comments from various members of the Core Constituencies in these Chapter 11 cases, management for the Debtors also have prepared an analysis of the approximate per share value of the stock to be issued to creditors by the reorganized Debtors in accordance with the Plan. The analysis is as follows:

COMMON SHARES

Existing number of common shares outstanding                                                              6,486,152
         Reverse Stock Split (1 for .4)                                                                          .4
                                                                                                        -----------
No. of existing common shares outstanding post reverse                                                    2,594,460
  stock split (1 for .4)

New common stock issued and purchased for cash                                                            2,040,000
  from new or existing shareholders for ($3,000,000 or
  $1.47/share)
                                                                                                        -----------
Approximate number of common shares issued and                                                       (B)  4,634,460
  outstanding at confirmation - Note (1)                                                                ===========

PREFERRED SHARES

Unsecured non-priority claims filed or deemed filed against
  debtors of approximately                                                                               $5,333.675

Less: Cash paid Of 20% up to an aggregate maximum amount
  of $1,000,000                                                                                         (1,000,000)
                                                                                                        -----------

SubTotal                                                                                                 $4,333,675

Divide by $1.50/preferred share                                                               $1.50/preferred share

Approximate number of preferred shares                                                                    2,889,117
  shares issued to unsecured creditors

Number of preferred shares issued to Imperial Bank                                                          800,000
                                                                                                            -------

Approximate number of preferred shares issued to
  unsecured creditors and Imperial Bank                                                             (A)   3,689,117

Approximate number of preferred shares issued and
  outstanding (A) at confirmation                                                                         3,689,117

Approximate number of common shares issued and                                                            4,634,460
  outstanding (B) at confirmation                                                                         ---------

Total approximate preferred and common shares issued                                                      8,323,577
                                                                                                          =========

VALUE

Arthur Andersen valuation of Unitech Industries & Unitech
  Acquisition Corp. (excluding Hericson/Summit/Rida)
  ("Base Value")                                                                                        $16,000,000

Management's estimate of additional value:
  Hericson/Rida/Summit                                                                                   $1,500,000
  Potential litigation claims                                                                               Unknown
  Net operating loss carryovers of $11,000,000 +

PROJECTED RECONCILIATION OF SHARES ISSUED AND OUTSTANDING AND VALUE
AS OF CONFIRMATION DATE

Base Value ($16,000,000/8,323,577)
  Debt-free per common and common equivalent share                                                            $1.92

Less:  Interest bearing debt at confirmation (estimate)
       (Notes Payable and Capital Leases)
            $4,068,727/8,323,577                                                                             (0.49)

                                                                                                        -----------

Sub-Total                                                                                                      1.43

Management's estimate of Hericson/Rida/Summit
  ($1,500,000/8,323,577)                                                                                        .18
                                                                                                        -----------

Total estimate of share value per common and common
 equivalent                                                                                                   $1.61
                                                                                                        ===========


Plus:

-        value of net operating less carryovers
-        value of potential litigation claims

Note (1): does not include any additional common shares subscribed to from the exercise of pre-petition options and warrants or the rights offering to existing common shareholders (.2 of a common share for $1.50 per share in cash).

         DEBTORS MAKE NO REPRESENTATION AS TO THE ACCURACY OF THE PROJECTIONS OR THEIR ABILITY TO ACHIEVE PROJECTED RESULTS ALTHOUGH SUCH PROJECTIONS WERE PREPARED ON THE BASIS OF ASSUMPTIONS AND OTHER MATTERS BELIEVED TO BE REASONABLE AT THE TIME MADE. THE ACTUAL RESULTS ACHIEVED WILL VARY FROM THE PROJECTED RESULTS AND THE VARIATIONS MAY BE MATERIAL. IT IS URGED THAT ALL OF THE ASSUMPTIONS AND OTHER CAVEATS REGARDING THE PROJECTIONS SET FORTH HEREIN BE EXAMINED CAREFULLY IN EVALUATING THE PLAN.

         THE PROJECTIONS WERE PREPARED WITH A VIEW TOWARDS DISTRIBUTION TO VOTING CREDITORS ONLY AND NOT WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SECURITIES AND EXCHANGE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. DEBTORS' AUDITORS, ACCOUNTANTS AND FINANCIAL ADVISORS IN THIS CASE HAVE NEITHER EXAMINED NOR COMPILED SUCH ANALYSIS AND ASSUME NO RESPONSIBILITY THEREFOR.

                                  Q. CONCLUSION

              The Debtors believe that this Disclosure Statement contains adequate information within the meaning of 11 U.S.C. Section 1125 of the Bankruptcy Code, and that the Plan is in the best interests of the Creditors, Equity Security Holders and other parties in interest. The Debtors encourage and request votes in favor of the Plan.

Phoenix, Arizona           UNITECH INDUSTRIES, INC.
November 11, 1996


                           By /s/ Gerald C. Bellis
                             ----------------------------------------
                                  Gerald C. Bellis

                           Its President and Chief Executive Officer


                           UNITECH ACQUISITION CORP.


                           By /s/ Gerald C. Bellis
                             ----------------------------------------
                                  Gerald C. Bellis

                           Its President and Chief Executive Officer

G. Christopher Meyer, Esq. (Ohio Bar #0016268)
Mark A. Nadeau, Esq. (#011280)
Rawle Andrews, Jr., Esq. (D.C. Bar #436283)
Squire, Sanders & Dempsey L.L.P.
40 North Central, Suite 2700
Phoenix, Arizona  85004
(602) 528-4000

Attorneys for Debtors


                         UNITED STATES BANKRUPTCY COURT

                           FOR THE DISTRICT OF ARIZONA



   In re:                                  )   In Proceedings Under Chapter 11
                                           )
   UNITECH INDUSTRIES, INC., and related   )   Case No. 96-818-PHX-RGM
   proceedings,                            )   (Joint Administration Only)
                                           )
   Debtors.                                )   SUPPLEMENTAL AMENDMENT
                                           )   TO DEBTORS' AMENDED JOINT
   APPLICABLE DEBTOR(S)     (Check)        )   PLAN OF REORGANIZATION
                                           )
   UNITECH ACQUISITION CORP.       /X/     )
   (Case No. 96-819-PHX-RGM)               )
                                           )
   UNITECH INDUSTRIES, INC.        /X/     )
   (Case No. 96-818-PHX-RGM)               )
                                           )


-------------------------------------



                The undersigned debtors and debtors in possession hereby propose the following amendment to their Amended Joint Plan of Reorganization dated November 11, 1996 (the "Existing Plan"). The Existing Plan, as modified by this Amendment, shall become the Debtors' Plan, and shall supersede any plan previously filed by the undersigned in these proceedings:

         1. Section 4.5 of the Existing Plan shall be amended to read, in its entirety, as follows:


         "4.5 Intercompany Claims. Class 2B Claims are Impaired. Intercompany claims shall be netted among the Debtors and their direct of indirect subsidiaries and the net balance owed by the Debtors to their direct or indirect subsidiaries as a Class 2B Claim shall be treated by the Debtors, on the Distribution Date, by a Cash payment in the aggregate amount of Ten Dollars ($10.00)."

         2. Except as modified by this Supplemental Amendment, all the terms and provisions of the Existing Plan shall remain in full force and effect.

Phoenix, Arizona
December 10, 1996                    UNITECH INDUSTRIES, INC.



                                     By
                                          -------------------------------
                                          Gerald C. Bellis
                                          Chief Executive Officer



                                     UNITECH ACQUISITION CORP.


                                     By
                                          -------------------------------
                                          Gerald C. Bellis
                                          Chief Executive Officer



                              CONSENT AND AGREEMENT

                The undersigned Hericson Industries Ltd. hereby executes and joins in this Supplemental Amendment in order to evidence its acceptance of the modifications made to the treatment of its Class 2B Claim by this Supplemental Amendment.

                                           HERICSON INDUSTRIES LTD.


                                           By
                                             -------------------------------
                                                Virland Johnson


APPROVED AS TO FORM AND CONTENT:

                                           SQUIRE, SANDERS, & DEMPSEY, L.L.P.

                                           ----------------------------------
                                           G. Christopher Meyer
                                           Mark A. Nadeau
                                           Rawle Andrews, Jr.
                                           40 North Central Avenue, Suite 2700
                                           Phoenix, Arizona 85004-4440
                                           Counsel for the Debtor

COPY of the foregoing mailed
this ___ day of December, 1996,
to:

those entities/individuals listed on
the following pages


By ____________________________



                                        3